2001 ANNUAL REPORT

02020087

OTTERTAIL CORPORATION

CREDIBLE

CONTENTS

HIGHLIGHTS OF THE YEAR

	2001	2000	Percent change
CONSOLIDATED OPERATIONS:			
Total operating revenues	$ 654,132,000	$ 586,931,000	11.4
Net income	43,603,000	41,042,000	6.2
EBITDA (operating income plus depreciation and amortization)	119,584,000	114,810,000	4.2
Basic earnings per share	1.69	1.59	6.3
Diluted earnings per share	1.68	1.59	5.7
Dividends per common share	1.04	1.02	2.0
Return on average common equity	15.45%	15.37%	0.5
Book value per common share	11.33	10.71	5.8
Cash flow from operations	77,529,000	61,761,000	25.5
Number of common shares outstanding	24,653,490	24,574,288	0.3
Number of common shareholders	14,358	14,103	1.8
Closing stock price	29.14	27.75	5.0
Total return (share price appreciation plus dividends)	8.7%	53.4%	(83.7)
Total market value of common stock	718,403,000	661,917,000	8.5
Income and property taxes paid	35,552,000	39,148,000	(9.2)
ELECTRIC OPERATIONS:			
Operating revenues:			
Retail	$ 199,101,000	$ 188,879,000	5.4
Other	108,583,000	73,401,000	47.9
Total electric operating revenues	$ 307,684,000	$ 262,280,000	17.3
Total retail electric sales (kwh)	3,605,650,000	3,502,476,000	2.9
Operating income	$ 57,150,000	$ 49,268,000	16.0
Customers	126,618	126,750	(0.1)
Gross plant investment	835,564,000	805,896,000	3.7
Total assets	523,948,000	531,778,000	(1.5)
Capital expenditures	34,992,000	24,659,000	41.9
Employees (excludes temporary and part-time)	731	714	2.4
DIVERSIFIED OPERATIONS:			
Operating revenues	$ 346,448,000	$ 324,651,000	6.7
Operating income	20,334,000	24,980,000	(18.6)
Total assets	258,593,000	205,930,000	25.6
Capital expenditures	18,604,000	21,614,000	(13.9)
Employees (excludes temporary and part-time)	1,895	1,507	25.7

ABOUT THE COMPANY

Otter Tail Corporation was established in Minnesota in 1907 as an electric utility. Today it's a diversified corporation. It provides electricity and energy services to nearly a quarter million people in Minnesota, North Dakota, and South Dakota. And it operates successful manufacturing, plastics, health services, construction, telecommunications, entertainment, and transportation businesses with customers across the United States and Canada.

OUR VISION

To create value and growth through the acquisition, long-term ownership, and decentralized operation of diverse businesses.

OUR MISSION

To create value for our customers, shareholders, and employees: for customers by focusing on their needs and providing quality products and services; for shareholders by providing returns on their investments that consistently are above average; and for employees by providing economic and career-development opportunities in a challenging, rewarding environment.

ABOUT OUR NAME

ACKNOWLEDGING WHO WE ARE

In 2001 our company addressed its corporate identification. The Otter Tail Power Company name no longer was descriptive. The reason? Varistar, our highly successful diversification arm, had grown during its 11-year history to provide more than half of the company's consolidated revenues and a third of our consolidated earnings.

To create a new corporate identity without sacrificing equity in the highly respected Otter Tail brand, management recommended changing our name to Otter Tail Corporation. Shareholders endorsed this recommendation at their annual meeting in April 2001. The new name retains brand equity but differentiates the corporation from its utility operations that continue to do business as Otter Tail Power Company. A new visual identity, combining the logos of the utility and Varistar, supports the repositioning of Otter Tail Corporation as the growing, diversified company that it has become.

Segment	COMPANY NAME / HEADQUARTERS / DATE ACQUIRED / LEADER / WEB SITE	PRODUCT	MARKET
	Otter Tail Power Company Fergus Falls, MN / 1907 Doug Kjellerup,COO, Delivery Ward Uggerud, COO, Supply www.otpco.com	Provides reliable, low-cost electricity and energy services to more than 126,000 customers in 50,000 square miles of Minnesota, North Dakota, and South Dakota. Peak demand in 2001 was 630,262 kilowatts. Total generating capability was 650,850 kilowatts. Employs 770.	
MANUFACTURING	**BTD Manufacturing, Inc.** Detroit Lakes, MN / 1995 Earl Rasmussen, CEO Paul Gintner, COO www.btdmfg.com	Stamps, fabricates, welds, and laser cuts metal components primarily for the recreational vehicle, gas fireplace, health and fitness, and enclosure industries. Employs 300.	
MANUFACTURING	**Chassis Liner Corporation** Alexandria, MN / 1997 Kent Johnson, President Robert Olson, Vice President www.chassisliner.com	Manufactures and markets vehicle frame-straightening and other equipment used by the auto repair industry. Employs 50.	
MANUFACTURING	**DMI Industries, Inc.** West Fargo, ND / 1990 Mike Hohl, President www.windtowers.com	Manufactures towers for the wind energy industry and equipment for the sugar-refining industry. Employs 160.	
MANUFACTURING	**Precision Machine, Inc.** West Fargo, ND / 1990 Kent Johnson, President www.pmach.com	Provides machining using CNC lathes and machining centers with facilities located in West Fargo, North Dakota, and Pelican Rapids, Minnesota. Employs 70.	
MANUFACTURING	**T. O. Plastics, Inc.** Bloomington, MN / 2001 Chuck Goers, President Dennis Schultek, Vice President www.toplastics.com	Manufactures and sells plastic thermoformed products for the horticulture industry. Also produces products such as clamshell packing, blister packs, returnable pallets, and handling trays for shipping and storing odd-shaped or difficult-to-handle parts for other industries. Employs 160.	
MANUFACTURING	**St. George Steel Fabrication, Inc.** St. George, UT / 2001 John Campos, President www.stgeorgesteel.com	Fabricates structural steel members for buildings and bridges, ductwork for the power and refining industries, conveyors and hoppers for mining and industrial markets, and plate steel products for the wind tower industry. Employs 190.	
PLASTICS	**Northern Pipe Products, Inc.** Fargo, ND / 1995 Wayne Voorhees, President www.northernpipe.com	Manufactures and sells PVC pipe used for water and waste delivery and disposal. Employs 100.	
PLASTICS	**Vinyltech Corporation** Phoenix, AZ / 2000 Steve Laskey, President www.vtpipe.com	Manufactures and sells PVC pipe used for water and waste delivery and disposal. Employs 70.	

		COMPANY NAME / HEADQUARTERS / DATE ACQUIRED / LEADER / WEB SITE	PRODUCT	MARKET
HEALTH SERVICES	dms HEALTH GROUP	**DMS Health Group** Fargo, ND / 1993 Wayne Sanders, CEO and President Ben Sanderson, COO www.dmshg.com	Composed of DMS Health Technologies, which sells diagnostic medical equipment, supplies, and accessories and provides service maintenance; DMS Imaging, which offers mobile diagnostic imaging; DMS Interim Solutions, interim/rental diagnostic medical imaging equipment; DMS Medsource Partners, full-time diagnostic imaging; DMS Nuclear Imaging, mobile PET and nuclear medicine imaging; and DMS Portable X-Ray, portable x-ray imaging. Employs 400.	
OTHER BUSINESSES	Aerial Contractors, Inc. A C Equipment	**Aerial Contractors, Inc.** West Fargo, ND / 1990 Dan Schmitz, President	Constructs and repairs overhead and underground electric distribution and transmission lines and substations. Installs underground fiber-optic, copper, and coaxial cable. Employs 70.	
		Fargo Baseball, LLC **Fargo Sports Concessions, LLC** Fargo, ND / 1995 Lee Schwartz, General Manager www.fmredhawks.com	Owns the Fargo-Moorhead RedHawks™, a minor-league professional baseball team affiliated with the Northern League. Fargo Sports Concessions operates concessions at Newman Outdoor Field, where the team plays. Employs 12 (200 seasonal).	
	MIS	**Midwest Information Systems, Inc.** Parkers Prairie, MN / 1992 Mark Roach, President and CFO www.midwestinfo.com	Provides telephone, cable, and Internet services to homes in rural western Minnesota communities through subsidiaries Midwest Telephone, Osakis Telephone, Peoples Telephone, and Data Video Systems. Employs 20.	
	Moorhead Electric Electrical & Utility Contractors	**Moorhead Electric, Inc.** Moorhead, MN / 1992 Paul Bruhn, President www.moorheadelectric.com	Provides full-service electrical contracting for predesigned retail, commercial, and industrial sites. Installs data cable for commercial and industrial computer networking systems and underground copper cable and fiber optics. Employs 160.	
	OTTER TAIL Energy Services	**Otter Tail Energy Services** Fergus Falls, MN / 1997 Ted O'Connell, President www.otesco.com	Serves the natural gas requirements of commercial, industrial, and institutional customers. Another business line designs, installs, arranges financing for, and maintains municipal and institutional lighting systems. Another business line, NovAqua Science, retrofits plumbing fixtures to help large institutional customers conserve water. Employs 20.	
		E. W. Wylie Corporation Fargo, ND / 1999 Marv Skar, President www.wylie.com	Operates a fleet of approximately 200 trucks as a flatbed contract and common carrier. Employs 150 and works with 85 owner-operators.	

TO OUR SHAREHOLDERS



"I have great confidence in the intelligence, desire, skill, and energy of the men and women who are Otter Tail Corporation. And I have the utmost confidence in John Erickson. I truly have enjoyed my more than 40 years at Otter Tail, and I'm looking forward to retirement. Thank you for the opportunity and support over the years."

JOHN MACFARLANE, CEO

GROWTH OF $1,000 INVESTMENT IN OTTER TAIL COMMON STOCK MADE DECEMBER 31, 1991



$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$1,144
$1,219
$1,238
$1,432
$1,355
$1,689
$1,872
$1,848
$2,861
$3,119
92
93
94
95
96
97
98
99
00
01

Shareholder value compounded at an average rate of about 12.1 percent per year during the past ten years.

Credibility. That's the hallmark of a successful corporation. And credibility is achieved primarily through the effective application of sound strategies and honest communications. No, the stock of such a corporation isn't always a top performer every year. But year in and year out, it performs in a way that suggests continual strong performance in the long term. Otter Tail Corporation is that kind of corporation. A consistent performer and honest communicator that investors consider credible. That's why credibility is the theme of this year's report.

EARNINGS PER SHARE GROWTH



$2.00
$1.50
$1.00
$0.50
$0.27
$0.32
$0.30
$0.43
$0.34
$0.50
$0.43
$0.99
$0.96
$0.97
$1.06
$0.98
$1.09
$1.25
95
96
97
98
99
00
01
Radio station sale gain
Diversified
Electric

Earnings per share have grown at a compounded annual rate of 6 percent during the past six years.

FINANCIAL HIGHLIGHTS

◊ *Otter Tail Corporation's earnings were $43.6 million, or $1.68 per share, in 2001 compared with $41 million, or $1.59 per share, in 2000. Earnings per share for 2001 represent a 5.7 percent increase over 2000 earnings per share.*

◊ *Operating revenues also increased in 2001, to $654,132,000 from $586,931,000 in 2000. The results reflect diversified revenues of $346,448,000. That's 50 percent of our total revenues. Just ten years ago diversified revenues were 10 percent of total revenues.*

◊ *On February 4, 2002, Otter Tail Corporation increased its common dividend by 2 percent to an indicated annual rate of $1.06 per share.*

"John MacFarlane has been a courageous leader during his years as Otter Tail's CEO. His wisdom has made this corporation what it is today. I am grateful for his mentorship, and all of us will benefit from his continued leadership as Chairman of the Board of Directors."



JOHN ERICKSON, PRESIDENT

Nothing supports this theme more convincingly than our 2001 results.

- Earnings per share of $1.68 represent a 5.7 percent increase over 2000 earnings per share.
- Otter Tail Corporation stock price was up 5 percent—even though the Dow Jones Utility Index was down 28.7 percent, Standard & Poor's Utility Index was down 11.8 percent, Nasdaq was down 21.05 percent, and the Edison Electric Institute Index was down 8.8 percent.
- Total return on Otter Tail shareholder investment was 8.7 percent.

You'll read about the strategies and performance that created these results in the following pages of this report.

OUR BUSINESS PRACTICES ARE HONEST AND STRAIGHTFORWARD

Otter Tail Corporation values fairness, honesty, ethical behavior, fiscal responsibility, and long-term relationships. As a result, our corporation's business practices can withstand scrutiny. You have more than our word for that. You have evidence.

- Otter Tail Corporation maintains a strong balance sheet. Our credit ratings remain strong: AA from Fitch Ratings, Aa3 from Moody's Investor Service, and A+ from Standard & Poor's. And our debt/equity ratio grants us additional borrowing capability if the need arises.
- We have achieved a compounded annual growth rate in revenues and earnings of 12.6 percent and 5.6 percent, respectively, during the past ten years.

- A $1,000 investment in our stock made December 31, 1991, has compounded at an average rate of 12.1 percent per year during the past ten years.

But most important, we do what we say we'll do. We develop strategies, set financial plans, and execute them. And we did it again in 2001 despite a nationwide recession. Count on our diversification and acquisition strategies to keep us on track.

AS AN AMERICAN COMPANY WE HELD STEADY

The atrocities of September 11, 2001, have changed our lives. The sense of impenetrability we enjoyed was assaulted along with our innocence. But the tragedy also created a renewed spirit of patriotism and an awareness of what is truly important: our freedoms, the love of family, the support of friends, and the dignity of labor.

In the days that followed the attack Otter Tail Corporation did the only thing we could do as an American company. We held steady. We served our customers and conducted business as usual. Ours was only one small piece of the bigger picture. But America's economic vitality and entrepreneurial spirit rested, in part, with the stock market, which could remain strong only if investors continued to have confidence in it. So we continued to provide our investors with regular dividends and to demonstrate our ability to grow.

Our retail electric utility is a stable contributor to corporate earnings. Our wholesale energy business grew in 2001 over 2000 and was a key contributor to earnings. But we haven't been seduced by the temptation to operate our business on echoes of our past. We've used well-developed strategies to provide for growth through other business platforms. Through Varistar we continued to acquire successful growth-oriented

TEN YEARS OF GROWTH *(millions of dollars)*



$700
Total revenues
$600
$500
$400
$300
$200
$100
91 92 93 94 95 96 97 98 99 00 01

Operating expenses
Depreciation
Taxes
Preferred dividends, interest, and other income and deductions
Balance for common stock



COMPETITIVE ADVANTAGES

- *Otter Tail Corporation has a strong balance sheet.*
- *The retail utility business is a stable contributor to the corporation.*
- *Our corporation is sufficiently diverse to make the most of varying economic cycles and geographic markets. Our financial health doesn't follow any one segment of the economy.*
- *A talented workforce fills our business units.*

companies in 2001. Diversification is not a fad for us. We've been doing it successfully for more than ten years. A key to that success has been retaining proven management following acquisitions.

But we are not naive. We know that formulas for success can become rigid prescriptions. So we leave decision making at the company level, keeping incumbent owner/managers' personal success related directly to their companies' success—just as it was when they owned those companies.

These strategies have worked. In the wake of September 11 our stock price held steady, and we remain a growing, independent company.

2002: NEW LEADERSHIP

A change in leadership will come in 2002 but not a change in strategy. The future will see Otter Tail Corporation continuing to benefit from the good counsel of the Board of Directors and from the talent and commitment of our employees.

On behalf of the directors, officers, management, and employees of Otter Tail Corporation, we thank all shareowners for your confidence. You have our pledge that this corporation will continue to have the courage to be honest and the consistency to be credible.

John MacFarlane
CEO and Chairman

John Erickson
President

DIVIDEND PAYOUT RATIO



$2.00
$1.50
$1.00
$0.50
$1.29
$1.36
$1.75
$1.59
$1.68
72%
71%
57%
64%
62%
$0.93
$0.96
$0.99
$1.02
$1.04
97
98
99
00
01

Otter Tail has increased dividends while lowering the dividend payout ratio for the last several years.

MARKET-TO-BOOK RATIOS



$30.00
$24.00
$18.00
$12.00
$6.00
2.1:1
2.1:1
1.9:1
2.6:1
2.6:1
$18.94
$19.94
$18.75
$27.75
$29.14
$8.96
$9.47
$10.12
$10.71
$11.33
97
98
99
00
01

Our stock has averaged better than a 2:1 market-to-book ratio during the past five years. That puts us among the top ten investor-owned utilities in the nation.

COMMON DIVIDENDS PER SHARE



$1.25
$1.00
$0.75
$0.50
$0.25
$0.57
$0.71
$0.80
$0.90
$1.04
81
86
91
96
01

Since 1991 we've increased dividends by 30 percent.



STRATEGY

"We have an appetite for acquisitions. So we bring together a team that includes financial planning, legal services, information technology, risk management, and human resources to make the due diligence phase run smoothly. This team also helps integrate new acquisitions into Varistar's organization."



BRAD WILLIAMS, EXECUTIVE VICE PRESIDENT, VARISTAR

OTTER TAIL CORPORATION'S DIVERSE MIX OF BUSINESSES OFFERS STABILITY AND CONSISTENCY IN EARNINGS BY REDUCING THE IMPACT OF A DOWNTURN IN ANY MARKET.

Sue Sorensen, Director, Financial Planning (left), thrives on the proactive, fast-paced culture of Varistar's acquisition teams. According to Sorensen, the teams are successful because they have the resources they need, including management's confidence.

STRATEGY. PERFORMANCE. CREDIBILITY.

Credible corporations perform well consistently. They set a vision, develop a sound long-term strategy that is aligned with the vision, and execute that strategy. The result? Consistent, dependable earnings and growth.

That's exactly what Otter Tail Corporation has done. Our goal is to maintain a balanced investment for shareholders by optimizing opportunities from the utility business and by acquiring and growing nonutility businesses. That strategy has enabled us to deliver consistent performance year after year.

This strategy has worked for more than a decade. And it worked during 2001. In a year when recession made growth difficult, our diversified business strategy allowed us to achieve earnings per share growth of 5.7 percent and a total return on our stock of 8.7 percent.

STRATEGY: ACQUIRE AND GROW DIVERSE BUSINESSES

Utility operations provide a stable earnings base. We will grow the retail utility earnings where possible, but growth in retail utility earnings has been difficult given the regulated nature of the utility business and the dynamics of the utility marketplace. Our wholesale energy business, however, *has* grown. This business has become an additional source of earnings and fits with our diversification strategy.

Varistar's role, since its inception in 1989, has been to provide growth in Otter Tail Corporation's consolidated revenues and earnings. It acquires businesses that offer growth opportunities. Varistar businesses participate in several diverse industries: manufacturing, plastics, health services, construction, telecommunications, transportation, and entertainment. In 2001 Varistar continued to expand its existing operations and completed six acquisitions.

We oversee each company individually

How do we manage such diverse businesses? At the company level. First, we ensure that the talent necessary to lead and manage each of our operating companies successfully is in place. Second, we foster an entrepreneurial environment.

OTTER TAIL CORPORATION SEEKS TO MAXIMIZE SHAREHOLDER VALUE OVER TIME. TO ACHIEVE THIS, ITS COMPANIES EXECUTE A COMPREHENSIVE BUSINESS STRATEGY DRIVEN BY FOUR OBJECTIVES: INCREASE VOLUME, EXPAND MARKET SHARE, MAXIMIZE LONG-TERM CASH FOWS, AND CREATE ECONOMIC VALUE BY IMPROVING ECONOMIC PROFIT.





"Varistar/Otter Tail is just the association we were looking for. Its leaders are aggressive and smart. They're helpful, but they don't get in the way. And now we have access to capital that helps us serve our customers better than ever."

CHUCK GOERS, PRESIDENT AND CEO, T.O. PLASTICS, INC.

Company leaders have both the responsibility and authority to operate their businesses, and we expect them to deliver results. Our role is to understand the operating companies' goals, needs, and requirements. We also must communicate to them the corporation's overall growth goals and how they fit into those plans. We closely evaluate the performance of each business, however, and allocate resources based on earnings contribution and return on total invested capital.

Varistar remains true to its strategy: acquire well-managed entrepreneurial companies with proven track records. Last February it purchased T.O. Plastics, Inc., a long-time thermoforming company with solid customers such as 3M, Hoshizaki, Scottsman, Frigidaire, and Maytag—and experienced operations managers such as Vi Luhman (left). Taken together, manufacturing companies contributed 19 percent of Otter Tail's consolidated revenues in 2001.

Companies continue to grow

Our companies continued to grow in 2001. Here are just a few of their stories.

DMI Industries, Inc., moved from the declining agricultural market to the growing wind energy market. The move has met with success. Revenues grew an impressive 149 percent in 2001 compared with 2000. To meet customer demand the company has started expanding its painting, sandblasting, and production buildings.

BTD Manufacturing, Inc., hit its target in 2001 with a 14.2 percent growth in sales. By April 2002, it will move fabrication, welding, assembling, and machining into a new 66,000-square-foot building. Its existing facility will handle increased tooling and high-volume stamping.

DMS Health Group gained assets and clients in 2001 when it added positron emission tomography to the equipment and services that it brings to clinics and hospitals throughout the United States. The health group performed 7 percent more scans in 2001 than in 2000 and increased sales by 19 percent.

Although the PVC pipe market was a challenge, Vinyltech and Northern Pipe Products sold 8.5 percent more pounds of pipe in 2001 than in 2000. Confident in the future of PVC plastics, both companies have increased production capacity.

2001 acquisitions add to business platforms

Varistar acquired six companies in 2001: three in manufacturing and three in health services.

In February 2001 Varistar acquired T.O. Plastics, Inc., a company specializing in cut-sheet thermoforming, high-speed in-line thermoforming, and plastic sheet extrusion. T.O. Plastics has served the horticulture industry for more than 35 years, producing more than 100 different flats, packs, pots, trays, and specialty containers for growing plants from germination to finished crop. The company also produces an array of products that includes clamshell packing, blister packs, and trays of all sizes. It also custom manufactures returnable pallets and handling trays for shipping and storing odd-shaped or



Our agricultural market was dwindling. The future meant partnering with a strategic client and committing to a new vision. Our focus is clear. This year's achievements are a benchmark for us to surpass, and we will do it. Being the premier manufacturer of wind towers in the United States is a realistic goal, and it's not far off."

MIKE HOHL, PRESIDENT, DMI INDUSTRIES

difficult-to-handle parts. T.O. Plastics, established in 1948, has three facilities in Minnesota and one in South Carolina.

In September Varistar acquired St. George Steel Fabrication, Inc. This Utah-based company fabricates structural steel for buildings and supplies ductwork, conveyors, and hoppers for the mining and industrial markets. The company devotes nearly half of its production to supplying sections of wind towers to various manufacturers.

In November St. George Steel acquired Titan Steel Corporation of Salt Lake City. That acquisition increased St. George Steel's capacity by about 60 percent and brought experience in new product lines.

The manufacturing segment contributed 14.7 percent to consolidated earnings per share in 2001 compared with 8.2 percent in 2000.

The health services segment includes DMS Health Technologies, DMS Imaging, DMS Interim Solutions, DMS MedSource Partners, and DMS Nuclear Imaging. This group contributed 10.1 percent of Otter Tail Corporation's consolidated earnings per share in 2001 compared with 8.2 percent in 2000. The following acquisitions were completed in 2001:

- Interim Solutions and Sales and Midwest Medical Diagnostics, two Minneapolis-based companies, provide mobile diagnostic imaging services on an interim basis for computerized tomography (CT) and magnetic resonance imaging (MRI).
- Nuclear Imaging of Sioux Falls, South Dakota, provides mobile nuclear medicine, positron emission technology (PET), and bone densitometry (DEXA) services to healthcare facilities in Iowa, Kansas, Minnesota, Nebraska, North Dakota, South Dakota, and Wyoming.

STRATEGY: OPTIMIZE OPPORTUNITIES FROM THE UTILITY

Otter Tail Corporation's utility, Otter Tail Power Company, delivers reliable, low-cost electricity and energy services to nearly a quarter million people in 50,000 square miles of Minnesota, North Dakota, and South Dakota. Electric operations accounted for

A Varistar company since 1990, DMI Industries, Inc., manufactured sugar beet pilers and other sugar beet processing equipment. In 1999, with the downturn in the farm economy and resulting slump in the sugar beet industry, the West Fargo, North Dakota, company redirected its skill for custom-manufacturing large, specialized equipment toward the growing wind-energy market. Now DMI delivers towers as tall as 70.5 meters and weighing approximately 230,000 pounds to national and international customers that are installing wind-energy capacity in the United States. After completing its expansion in May 2002, the company will process 1,200 tons of steel a week.

EARNINGS PER SHARE BY SEGMENT

	1997	1998	1999	2000	2001
Electric	$ 0.97	$ 1.06	$ 0.98	$ 1.09	$ 1.25
Plastics	0.03	0.04	0.07	0.17	(0.06)
Manufacturing	0.19	0.17	0.08	0.13	0.25
Health services	0.06	0.16	0.11	0.13	0.17
Other business operations	0.04	(0.07)*	0.51**	0.07	0.07
Total	$ 1.29	$ 1.36	$ 1.75	$ 1.59	$ 1.68

* Reflects asset-impairment loss at Quadrant
**Includes $0.34 per share gain related to radio station sale

Electric operations provide the largest share of our corporate earnings. In the past ten years, however, the majority of our growth in earnings has come from diversification.


BUTCH

PERFORMANCE



LOW, STABLE RATES HELP POSITION OUR ELECTRIC BUSINESS FOR RETAIL COMPETITION. IN 2001 THE AVERAGE RATE RESIDENTIAL CUSTOMERS PAID WAS 6.36 CENTS PER KILOWATT-HOUR—LESS THAN THE 6.42 CENTS THEY PAID IN 1983.

"The Department of Energy granted 49 percent funding of the AHPC's $13.4 million cost under an initiative to fund technologies that, by 2010, will result in power systems at least ten times cleaner than current coal-burning plants. Big Stone Plant's three co-owners, together with W.L. Gore & Associates, Inc., manufacturer of the GORE-TEX membrane filter bags that are key to the system, will fund the remaining 51 percent."



JEFF ENDRIZZI, PLANT MANAGER, BIG STONE PLANT

Unique technology developed at the University of North Dakota removes fine particulate emissions from a plant's flue gases. A year and a half of testing this Advanced Hybrid Particulate Collector at Big Stone Plant shows that it removes more than 99.99 percent of the fine particulates, says Plant Engineer Bill Swanson (left). The result is that the air leaving the device has fewer particulates than the air entering the plant.

47 percent of Otter Tail Corporation's consolidated revenues and 74.6 percent of diluted earnings per share in 2001. This compares with 44.7 percent of consolidated revenues and 68.6 percent of earnings per share in 2000.

Wholesale energy sales strong

Many electric utilities have been reluctant to bring on new base-load generation. We're taking advantage of the resulting market. With a strong regional presence and 24-hour-a-day operations Otter Tail Power Company successfully marketed wholesale electricity again in 2001.

Performance-based regulation provides opportunity

Operational excellence is the fundamental strength of our electric utility. Now it can be rewarded for that strength. The North Dakota Public Service Commission worked with Otter Tail Power Company to develop a comprehensive performance-based regulation plan—one of only a few such plans in the nation.

This plan links the company's allowed earnings in North Dakota to clearly defined performance standards in the areas of price, service reliability, customer satisfaction, and employee safety. Allowed earnings will be determined by how well the company performs rather than by an expensive, complicated, often-lengthy formal rate case proceeding. That's good for customers and good for shareholders.

Power supply mix keeps utility competitive

Coyote Station at Beulah, North Dakota; Big Stone Plant at Milbank, South Dakota; and Hoot Lake Plant at Fergus Falls, Minnesota, generate Otter Tail Power Company's electricity. These three coal-fired steam plants are competitive producers in a region that claims some of the lowest power production costs in the nation.

Otter Tail Power Company co-owns Coyote and Big Stone and is the operating agent of both plants. Coyote has a net plant capability of 427 megawatts with our share being 149 megawatts. Big Stone has a net plant capability of 467 megawatts with our share being 253 megawatts. Otter Tail Power Company is the sole owner of Hoot Lake, which has a net capability of 155 megawatts.

The utility also owns six small hydroelectric dams and three small combustion turbine generators. In addition, Otter Tail Power Company continues to contract for capacity and energy with other suppliers. Its three contracts, each for 50 megawatts, will expire in 2002, 2005, and 2010.

Otter Tail Power Company owns no nuclear generation.



"We became more efficient and improved customer service in 2001. With our virtual call center we're accomplishing something that many other utilities haven't been able to accomplish—thanks to employees who embrace change and are dedicated to their employer and their customers."

JUDY HEINEN, DIVISION COORDINATOR, OTTER TAIL POWER COMPANY

New combustion turbine to boost capacity

To satisfy capacity requirements and meet customer demand during peak load periods, system emergencies, and times when the regional power grid needs more electricity, Otter Tail Power Company has ordered a General Electric LM6000 combustion turbine. It's approximately a $25 million capital investment and should be operating by the summer of 2003.

The turbine has a nominal rating of about 43 megawatts. That's nearly equal to the average peak electricity demand of 17,400 homes on Otter Tail Power Company's system.

Powered by the same engine used on the Boeing 747, the LM6000 is one of the most efficient combustion turbine units available. Its primary fuel will be natural gas, backed up by No. 2 fuel oil for reliability. The plant will include a small diesel generator to provide emergency power and starting capability in the event of a wide area blackout.

New transmission line will alleviate constraints

Otter Tail Power Company, Xcel Energy, and Manitoba Hydro are working together to build a 230,000-volt transmission line to link power suppliers in Minnesota, North Dakota, and Canada. The line runs from Harvey, North Dakota, to Glenboro, Manitoba, and should be in service by October 2002.

This $9.5 million investment is important for two reasons. It will help meet growth in demand for electricity in north central North Dakota, growth that gradually is exhausting the capacity of the existing transmission system. It also will help transfer power between the United States and Canada.

Because the area needs even more new transmission capability, Otter Tail Power Company's employees are working with regional transmission owners in North Dakota and western Minnesota to identify the best location for the next line.

Otter Tail Power Company joins MISO

The Federal Energy Regulatory Commission's goal is to establish competitive electricity markets. To that end, the FERC requires that the interstate electricity grid have an operator independent of those who generate, buy, or sell wholesale electricity.

In December 2001 the Indianapolis-based Midwest Independent Transmission System Operator received FERC approval as a regional transmission organization. Otter Tail Power Company had indicated its intent to join the MISO in October. With FERC support, the MISO is expected to expand its membership so, eventually, its span of control may stretch south to Texas, east to Virginia, west to Montana, and north to Canada.

The MISO began operational control of Otter Tail Power Company's transmission facilities above 100 kv on February 1, 2002. The company continues to own and maintain its transmission assets as before. In 2002 Otter Tail Power Company will work within MISO on evaluating for-profit transmission alliances, incentives for transmission construction, and market design and implementation.

Otter Tail Power Company implemented a single toll-free number for customer service and a virtual call center in 2001. Now when a customer calls an Otter Tail Power Company office and that office's lines are busy, the call automatically forwards to an open line at another office. Live, knowledgeable Otter Tail Power Company representatives, such as Jay Kruger and Tori Fagerland (right), respond.



SELECTED CONSOLIDATED FINANCIAL DATA

(thousands except number of shareholders and per-share data)	2001	2000(1)	1999(1)(2)	1998(3)	1997	1996	1991
Revenues							
Electric	$ 307,684	$ 262,280	$ 233,527	$ 227,477	$ 205,121	$ 199,345	$ 179,456
Plastics	63,216	82,667	31,504	24,946	24,953	22,049	–
Manufacturing	123,436	97,506	87,086	62,488	58,221	42,519	–
Health services	79,129	66,319	68,805	69,412	66,859	61,697	–
Other business operations	80,667	78,159	68,322	48,829	44,173	45,323	20,389
Total operating revenues	$ 654,132	$ 586,931	$ 489,244	$ 433,152	$ 399,327	$ 370,933	$ 199,845
Special charges	–	–	–	9,522	–	–	–
Cumulative change in accounting principle	–	–	–	3,819	–	–	–
Net income	43,603	41,042	45,295	34,520	32,346	30,624	26,096
Cash flow from operations	77,529	61,761	81,850	63,959	69,398	68,611	46,667
Capital expenditures	53,596	46,273	35,245	29,289	41,973	64,823	24,642
Total assets	782,541	737,708	694,341	655,612	655,441	669,704	491,633
Long-term debt	227,360	195,128	180,159	181,046	189,973	163,176	146,326
Redeemable preferred	–	18,000	18,000	18,000	18,000	18,000	13,150
Basic earnings per share *(4) (6)*	1.69	1.59	1.75	1.36	1.29	1.23	1.07
Diluted earnings per share *(4) (6)*	1.68	1.59	1.75	1.36	1.29	1.23	1.07
Return on average common equity	15.5%	15.4%	18.4%	15.0%	14.9%	14.9%	15.4%
Dividends per common share *(6)*	1.04	1.02	0.99	0.96	0.93	0.90	0.80
Dividend payout ratio	62%	64%	57%	71%	72%	73%	74%
Common shares outstanding–year end *(6)*	24,653	24,574	24,571	23,759	23,462	23,072	22,370
Number of common shareholders *(5)*	14,358	14,103	13,438	13,699	13,753	13,829	13,928

NOTES *(1) Restated to reflect the effects of two 2001 acquisitions accounted for under the pooling-of-interests method. The impact of the poolings on years prior to 1999 is not material.*
(2) During 1999 radio station assets were sold for a net gain of $8.1 million or 34 cents per share.
(3) In the first quarter of 1998 the Company changed its method of electric revenue recognition in the states of Minnesota and South Dakota from meter-reading dates to energy-delivery dates. Basic and diluted earnings per share includes 16 cents per share related to the cumulative effect of the change in accounting principle.
(4) Based on average number of shares outstanding.
(5) Holders of record at year end.
(6) Common shares outstanding and per-share data reflect the effect of the two-for-one stock split effective March 15, 2000.

SELECTED ELECTRIC OPERATING DATA

	2001	2000	1999	1998	1997	1996	1991
Revenues (thousands)							
Residential	$ 69,882	$ 66,168	$ 63,864	$ 64,430	$ 66,102	$ 66,295	$ 61,844
Commercial and farms	79,227	76,875	72,784	74,215	74,520	74,355	64,122
Industrial	45,813	41,269	40,494	43,426	41,323	37,453	34,408
Sales for resale	98,386	64,928	45,159	29,042	11,117	10,238	11,330
Other electric	14,376	13,040	11,226	16,364	12,059	11,004	7,752
Total electric	$ 307,684	$ 262,280	$ 233,527	$ 227,477	$ 205,121	$ 199,345	$ 179,456
Kilowatt-hours sold (thousands)							
Residential	1,098,149	1,058,999	1,026,631	1,020,471	1,064,579	1,082,926	982,666
Commercial and farms	1,318,569	1,298,271	1,254,553	1,241,529	1,260,840	1,265,532	1,059,877
Industrial	1,117,482	1,074,724	1,029,798	1,144,025	1,099,641	992,979	834,890
Other	71,450	70,482	72,343	66,393	57,324	91,826	65,551
Total retail	3,605,650	3,502,476	3,383,325	3,472,418	3,482,384	3,433,263	2,942,984
Sales for resale	2,830,079	2,172,928	1,700,083	1,183,552	602,493	636,664	673,666
Total	6,435,729	5,675,404	5,083,408	4,655,970	4,084,877	4,069,927	3,616,650
Annual retail kilowatt-hour sales growth	2.9%	3.5%	(2.6)%	(0.3)%	1.4%	4.0%	5.3%
Average revenue per kilowatt-hour							
Residential	6.36¢	6.25¢	6.22¢	6.31¢	6.21¢	6.12¢	6.29¢
Commercial and farms	6.01¢	5.92¢	5.80¢	5.98¢	5.91¢	5.88¢	6.05¢
Industrial	4.10¢	3.84¢	3.93¢	3.80¢	3.76¢	3.77¢	4.12¢
All retail	5.52¢	5.39¢	5.37¢	5.39¢	5.33¢	5.35¢	5.60¢
Customers							
Residential	99,667	99,724	99,323	98,849	98,479	98,039	95,429
Commercial and farms	25,825	25,917	25,861	25,777	25,646	25,634	24,893
Industrial	42	41	39	37	36	37	34
Other	1,084	1,068	1,069	1,049	1,030	1,072	1,054
Total electric customers	126,618	126,750	126,292	125,712	125,191	124,782	121,410
Residential sales							
Average kilowatt-hours per customer *(7)*	11,306	10,714	10,549	10,492	11,001	11,251	10,497
Average revenue per residential customer	$ 716.93	$ 670.25	$ 658.89	$ 662.44	$ 683.07	$ 688.80	$ 660.62

NOTES *(7) Based on average number of customers during the year.*

Otter Tail Corporation's primary financial goals are to maximize its earnings and cash flows and to allocate capital profitably toward growth opportunities that will increase shareholder value. Management meets these objectives by earning the returns regulators allow in electric operations combined with successfully growing diversified operations. Meeting these objectives enables the Company to preserve and enhance its financial capability by maintaining optimal capitalization ratios and a strong interest coverage position, and preserving strong credit ratings on outstanding securities, which in the form of lower interest rates benefits both the Company's customers and shareholders.

LIQUIDITY

The Company believes its financial condition is strong and that its cash, other liquid assets, operating cash flows, access to equity capital markets and borrowing capital, when taken together, provide adequate resources to fund ongoing operating requirements and future capital expenditures related to expansion of existing businesses and development of new projects. However, the Company's operating cash flow and access to capital markets can be impacted by macroeconomic factors outside its control. In addition, the Company's borrowing costs can be impacted by short and long-term debt ratings assigned by independent rating agencies, which in part are based on certain credit measures such as interest coverage and leverage ratios.

The Company has achieved a high degree of long-term liquidity by maintaining desired capitalization ratios and strong credit ratings, implementing cost-containment programs, and investing in projects that provide returns in excess of the Company's weighted average cost of capital.

Cash provided by operating activities of $77.5 million combined with cash on hand of $1.3 million at December 31, 2000, allowed the Company to pay dividends, meet sinking fund payment requirements, and partially finance capital expenditures.

The $15.8 million increase in cash provided by operating activities between 2001 and 2000 reflects an increase in net income of $2.6 million, a $1.5 million increase in depreciation and amortization expense, a $3.2 million change in deferred taxes, a $5.1 million decrease in deferred debits and other assets primarily reflecting the change in the pension asset and $16.7 million increase in working capital.

The $17.7 million decrease in net cash used in investing activities between 2001 and 2000 reflects an increase in capital expenditures of $7.3 million offset by a $25.2 million reduction in cash used to complete acquisitions. The majority of the increase in capital expenditures occurred in the electric segment as a result of in-progress construction of a new gas-fired combustion turbine and construction of a new transmission line in North Dakota. In 2001 the Company completed six acquisitions. Two of the acquisitions were completed by issuing Company common stock. The remaining four were funded with cash which aggregated $8.9 million in merger consideration.

Net cash used in financing activities was $6.3 million for 2001 compared with $6.6 million for 2000. The slight decrease between the years was due to the following. The Company received net proceeds from employee stock plans of $1.3 million. Dividends paid increased $889,000 and the net change in the issuance of long-term debt over the retirement of long-term debt and preferred stock decreased $208,000 between the periods.

The Company sold $20.79 million of Pollution Control Refunding Revenue Bonds, Mercer County, ND 4.85 percent Series due 2022 and $5.185 million of Pollution Control Refunding Revenue Bonds, Grant County, SD 4.65 percent Series due in 2017 in September 2001. The proceeds were used to redeem the 2019 Series Mercer County (Coyote project) Pollution Control Refunding Revenue Bonds and the 2006 Series Grant County (Big Stone project) Pollution Control Refunding Revenue Bonds in October 2001.

The Company sold $90 million of Senior Notes, 6.63 percent Series due 2011 in December 2001. The proceeds from the sale were used to retire the 8.75 percent Series First Mortgage Bonds at the aggregate redemption price of $19.3 million; retire the $6.35 Cumulative Preferred Shares at the aggregate redemption price of $18.2 million; retire $17.3 million of Varistar term debt; and repay $20.8 million in short-term debt outstanding. The remaining proceeds will be used to fund certain capital expenditures and for general corporate purposes during 2002.

74,480 shares of common stock were issued during 2001 as a result of stock options exercised under the 1999 Stock Incentive Plan generating proceeds of $1.3 million. In addition, the Company issued 721,436 unregistered common shares during 2001 to effect two acquisitions accounted for under the pooling-of-interests method.

CAPITAL REQUIREMENTS

The Company's consolidated capital requirements include replacement of technically obsolete or worn-out equipment, new equipment purchases, and plant upgrades to accommodate anticipated growth. The electric segment has a construction and capital investment program to provide facilities necessary to meet forecasted customer demands and to provide reliable service. The construction program is subject to review and is revised annually in light of changes in demands for energy, availability of energy within the power pool, cost of capacity charges relative to cost of new generation, environmental laws, regulatory changes, technology, the costs of labor, materials and equipment, and the Company's consolidated financial condition.

Consolidated capital expenditures for the years 2001, 2000, and 1999 were $53.6 million, $46.3 million, and $35.2 million, respectively. The estimated capital expenditures for 2002 are $73 million, and the total capital expenditures for the five-year period 2002 through 2006 are expected to be approximately $181 million.

The breakdown of 2001 actual and 2002 through 2006 estimated capital expenditures by segment is as follows:

(in millions)	2001	2002	2002-2006
Electric	$ 35	$ 50	$ 113
Plastics	2	1	12
Manufacturing	11	14	34
Health services	3	3	5
Other business operations	3	5	17
Total	$ 54	$ 73	$ 181

The $15 million increase in capital expenditures for the electric segment for 2002 as compared to 2001 reflects construction of a new gas-fired combustion turbine plant.

The following table summarizes the Company's contractual obligations at December 31, 2001 and the effect these obligations are expected to have on its liquidity and cash flow in future periods.

December 31, (in millions)	Total	1 year	2-3 years	4-5 years	After 5 years
Long term debt	$ 256	$ 29	$ 14	$ 10	$ 203
Coal contracts (required minimums)	106	14	29	11	52
Construction program (purchase orders)	16	16	–	–	–
Capacity and energy requirements	70	14	24	21	11
Operating leases	53	16	22	10	5
Total contractual cash obligations	$ 501	$ 89	$ 89	$ 52	$ 271

CAPITAL RESOURCES

Financial flexibility is provided by unused lines of credit, strong financial coverages and credit ratings, and alternative financing arrangements such as leasing.

The Company estimates that funds internally generated net of forecasted dividend payments, combined with funds on hand, will be sufficient to meet scheduled debt retirements and almost completely provide for its estimated 2002 through 2006 consolidated capital expenditures. Reduced demand for electricity or in the products manufactured and sold by the Company could have an effect on funds internally generated. Additional short-term or long-term financing will be required in the period 2002 through 2006 in order to complete the planned capital expenditures, in the event the Company decides to refund or retire early any of its presently outstanding debt or cumulative preferred shares, to complete acquisitions, or for other corporate purposes. There can be no assurance that any additional required financing will be available through bank borrowings, debt or equity financing or otherwise, or that if such financing is available, it will be available on terms acceptable to the Company. If adequate funds are not available on acceptable terms, our business, results of operations, and financial condition could be adversely affected.

Bank lines of credit are a key source of operating capital and can provide interim financing of working capital and other capital requirements, if needed. As of December 31, 2001, the Company had $11.4 million in cash and cash equivalents and $42 million in three separate unused lines of credit. In addition to the formal bank lines, the Company can issue commercial paper. The subsidiaries' notes and credit lines are secured by a pledge of all of the common stock of the subsidiaries. (See note 9 to consolidated financial statements.)

The Company's credit ratings affect its access to the capital market. The current credit ratings for the Company's First Mortgage Bonds at December 31, 2001 are as follows:

Moody's Investors Service	Aa3
Fitch Ratings	AA
Standard and Poor's	A+

Moody's rating outlook has been negative since September 2000. The Company's disclosure of these security ratings is not a recommendation to buy, sell, or hold its securities. A downgrade in the Company's credit ratings could adversely affect its ability to renew existing, or obtain access to new, credit facilities in the future and could increase the cost of such facilities.

The 6.63 percent Senior Notes due 2011 contain an investment grade put that could accelerate the maturity date of this series if designated rating agencies rate the senior unsecured debt below an acceptable rating of Baa3 for Moody's or BBB- for Standard and Poor's. If ratings on the Company's senior unsecured debt are downgraded to "Baa2" or below by Moody's or "BBB" or below by Standard and Poor's and Fitch Ratings, related to the Pollution Control Refunding Revenue Bonds, the Company would be required to grant to Ambac Assurance Corporation, under a financial guaranty insurance policy, a security interest in the assets of the electric utility. The Company believes the risk of either of these occurring is unlikely due to the current bond ratings of the Company combined with its strong debt-to-equity ratio and ability to generate cash from operations.

The Company is in compliance with all covenants or other requirements set forth in its credit agreements, note documents and indentures. Covenants relate to the Company's total net worth, current ratios, cash leverage ratio, fixed charge coverage ratio, and debt-to-equity ratio. The Company's fixed charge coverage ratio after taxes was 4.1x for 2001 compared to 3.8x for 2000, and the long-term debt interest coverage ratio before taxes was 5.2x for 2001, compared to 4.8x for 2000. During 2002 the Company expects these coverages to remain similar to 2001.

The Company did not have any relationships with unconsolidated entities or financial partnerships at December 31, 2001. These entities are often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. The Company is not exposed to any financing, liquidity, market or credit risk that could arise if it had such relationships.

RESULTS OF OPERATIONS

CONSOLIDATED RESULTS OF OPERATIONS

The Company recorded diluted earnings per share of $1.68 for the year ended December 31, 2001 compared to $1.59 for the year ended December 31, 2000. Total operating revenues for 2001 were $654.1 million compared with $586.9 million for 2000. Operating income was $77.5 million for the year 2001 compared with $74.2 million for 2000. Growth in revenues and operating income from the electric, manufacturing and health services segments offset decreased operating income from the plastics and other business operations segments.

ELECTRIC

Otter Tail Power Company, a division of Otter Tail Corporation, provides electrical service to more than 126,000 customers in a service territory exceeding 50,000 square miles.

(in thousands)	2001	2000	1999
Operating revenues	$ 307,684	$ 262,280	$ 233,527
Production fuel	41,776	38,546	36,839
Purchased power	99,491	66,121	44,190
Other operation and maintenance expenses	75,531	74,591	71,724
Depreciation and amortization	24,272	23,778	23,366
Property taxes	9,464	9,976	10,174
Operating income	$ 57,150	$ 49,268	$ 47,234

Electric operating revenues for 2001 increased 17.3 percent over 2000 due to a $33.5 million increase in wholesale power revenues, a $10.2 million increase in retail revenues, and a $1.7 million increase in other electric revenues. The increase in wholesale power revenues resulted from a 16.4 percent increase in wholesale prices combined with a 30.2 percent increase in wholesale kilowatt-hour (kwh) sales. The increase in the wholesale sales is the result of the electric utility's increased activity and involvement in wholesale markets. The increase in retail sales revenue is due to a 2.9 percent increase in retail kwh sales along with a $6.3 million increase in cost-of-energy revenue. In addition to a $1.9 million refund of fuel costs resulting from a coal contract arbitration settlement in 2000, the increase in cost-of-energy revenues reflects increases in fuel and purchased power costs per kwh for system use in 2001 as compared to 2000. Increases in retail kwh sold occurred in all customer categories except streetlighting, with commercial having the largest increase. The $1.7 million increase in other electric revenues reflects an increase in transmission service revenues and increases in revenues mainly related to construction service contracts for other utilities.

The $3.2 million (8.4 percent) increase in production fuel expense in 2001 over 2000, is due to the following: a 4.4 percent increase in kwhs generated combined with a 0.8 percent increase in the fuel cost per kwh generated and a reduction in 2000 fuel expenses of $1.9 million related to the coal arbitration settlement. Excluding the impact of this settlement, production fuel expenses increased 3.3 percent. The 50.5 percent increase in purchased power expense is the result of a 24.2 percent increase in kwh purchases combined with a 21.2 percent increase in the cost per kwh purchased. While kwh purchases for resale increased 49.4 percent to provide for the increase in wholesale sales of electricity, kwh purchases for retail sales were down 26.9 percent in 2001 compared to 2000.

Other operation and maintenance expenses increased 1.3 percent in 2001 compared to 2000, mainly due to a 3.1 percent increase in operating and maintenance labor expense. In addition, other operation and maintenance expense for 2000 included a credit of $1.0 million that was recorded as part of the arbitration settlement that recovered previously recorded arbitration expenses. (See note 3 to consolidated financial statements.)

The 2.1 percent increase in depreciation and amortization expense for 2001 compared to 2000 is due to an increase in depreciable plant base as a result of recent capital expenditures. Property taxes decreased 5.1 percent for 2001 compared to 2000 due to a legislative reduction in tax capacity rates used to determine Minnesota property taxes. In addition, under a new state law in Minnesota, generation machinery and attached equipment were exempted for Minnesota property taxes. This reduction in property taxes will be refunded to retail electric customers.

No growth is expected in the electric segment in 2002. The warm winter of 2001 and 2002 will limit growth in retail sales, and the depressed wholesale market will lower sales volumes in 2002.

The 12.3 percent increase in electric operating revenues for 2000 compared to 1999 is due to a $19.8 million increase in wholesale power revenues, a $7.2 million increase in retail revenues and a $1.8 million increase in other electric revenues. Increased wholesale prices along with increased demand contributed to the increase in revenues from wholesale power sales. Wholesale power kwh sales increased 27.8 percent. The electric utility was well positioned to capitalize on sales into a robust wholesale energy market in 2000 due to excellent plant availability when on-peak power prices were high. A 3.5 percent increase in retail kwh sales due primarily to much colder weather during November and December of 2000 compared to the same months in 1999, was the main contributor to the $7.2 million increase in retail electric sales revenues. Retail revenue per kwh sold increased 0.4 percent due to an increase in cost of energy revenues between 2000 and 1999. The $1.8 million increase in other electric segment revenues is due mainly to an increase in transmission service revenues combined with the proceeds from the sale of an algorithm concept developed by the utility to facilitate customer choice in a competitive retail electric market.

ELECTRIC OPERATING INCOME
(millions)



$60
$50
$40
$30
$20
$10
$47.2
$49.3
$57.2
99
00
01

PLASTICS OPERATING INCOME
(millions)



$10
$8
$6
$4
$2
$3.4
$8.7
$(1.4)
99
00
01

The 4.6 percent increase in production fuel expense in 2000 compared to 1999 resulted from a $3.6 million increase in fuel costs at the generating plants offset by a $1.9 million reduction in fuel costs due to the arbitration settlement with Knife River Coal Mining Company. (See note 3 to consolidated financial statements for more information on the arbitration settlement.) The increase in fuel costs at the generating plants reflects a 7.9 percent increase in the fuel cost per kwh generated combined with a 1.8 percent increase in kwh generated. The increase in fuel cost per kwh generated is due to slightly higher coal costs at one of the utility's generating plants and significantly higher fuel costs at the utility's combustion turbines. Purchased power expense increased 49.6 percent as a result of a 28.5 percent increase in the volume of electricity purchased combined with a 16.4 percent increase in the cost per kwh purchased. The additional electricity purchased and generated was needed to provide for increased retail and power pool sales discussed above. The increase in cost per kwh purchased is a function of increased demand in the wholesale energy market and a general increase in electricity usage nationwide without a commensurate increase in generation.

Other operation and maintenance expenses for 2000 increased 4.0 percent as compared to 1999. This increase is due to additional expenses related to employee benefits, customer service enhancements and maintenance on generating plants, transmission, and distribution lines. Included in this increase are credits related to pension cost and the arbitration settlement that recovered previously recorded arbitration expenses.

The 1.8 percent increase in depreciation and amortization expense for 2000 compared to 1999 is due to an increase in depreciable plant base as a result of capital expenditures. The 1.9 percent decrease in property taxes for 2000 compared to 1999 is due to a general decline in mill rates for 2000.

PLASTICS

Plastics consists of businesses involved in the production of polyvinyl chloride (PVC) pipe in the Upper Midwest and Southwest regions of the United States. On January 1, 2000, the Company acquired the assets and operations of Vinyltech Corporation (Vinyltech) using the purchase method of accounting. (See note 2 to consolidated financial statements.)

(in thousands)	2001	2000	1999
Operating revenues	$ 63,216	$ 82,667	$ 31,504
Cost of goods sold	57,932	66,286	24,270
Operating expenses	3,446	4,335	2,684
Depreciation and amortization	3,229	3,301	1,168
Operating (loss) income	$ (1,391)	$ 8,745	$ 3,382

The 23.5 percent decrease in operating revenues for 2001 compared with 2000 is due to a 29.5 percent decline in average sales price per pound offset by an 8.5 percent increase in pounds of PVC pipe sold. The continuing decline in PVC resin prices combined with an over supply of finished PVC pipe products were the main factors in the decrease in average sales price per pound. The decrease of 12.6 percent in cost of goods sold reflects a 19.5 percent decrease in the average cost per pound of PVC pipe sold. The selling price per pound of PVC pipe is affected directly by the raw material cost of resin. Operating expenses decreased 20.5 percent primarily due to a reduction in labor costs and selling expenses.

The acquisition of Vinyltech on January 1, 2000 is the primary driver behind the increases in operating revenues, cost of goods sold, operating expenses and operating income for 2000 compared to 1999. Strong demands within the PVC pipe industry combined with higher sales prices per pound during the first half of the year also led to increased pipe revenues. The average sales price per pound of pipe between the periods increased 27.3 percent.

During the second half of 2000 there was a significant softening in demand for PVC product lines as PVC pipe prices decreased. The reduction in short-term demand was due in part to our distributors' reluctance to purchase pipe for inventory while pipe prices were declining. The general slowing of the economy also reduced the demand for pipe. Additional resin capacity that came online during 2000 had a negative impact on resin prices. The continuing decline in PVC resin prices that started during the second half of 2000 and continued through 2001 combined with an over supply of finished PVC pipe products has lead to lower sales prices per pound. The Company expects the trends that are affecting the sales prices of PVC pipe to continue into the third quarter of 2002.

The gross margin percentage is sensitive to PVC raw material resin prices and the demand for PVC pipe. Historically, when resin prices are rising or stable, margins and sales volume have been higher and when resin prices are falling, sales volumes and margins have been lower. Gross margins also decline when the supply of PVC pipe increases faster than demand. Due to the commodity nature of PVC resin and the dynamic supply and demand factors worldwide, it is very difficult to predict gross margin percentages or assume that historical trends will continue.

MANUFACTURING

Manufacturing consists of businesses involved in the production of wind towers, frame-straightening equipment and accessories for the auto body shop industry, custom plastic pallets, material and handling trays, and horticultural containers, fabrication of steel products, contract machining, and metal parts stamping and fabricating. During 2001 three acquisitions were completed in this segment. On February 28, 2001 the Company acquired the outstanding common stock of T.O. Plastics, Inc. On September 28, 2001 the Company acquired the outstanding common stock of St. George Steel Fabrication, Inc. These two acquisitions were completed as a pooling-of-interests. On November 1, 2001, the Company acquired the assets and operations of Titan Steel Corporation using the purchase method of accounting. (See note 2 to consolidated financial statements.)

(in thousands)	2001	2000	1999
Operating revenues	$ 123,436	$ 97,506	$ 87,086
Cost of goods sold	91,360	72,639	64,907
Operating expenses	14,762	13,992	13,255
Depreciation and amortization	5,139	3,930	3,627
Operating income	$ 12,175	$ 6,945	$ 5,297

Operating revenues for the manufacturing segment increased 26.6 percent during 2001 compared to 2000 reflecting increased sales of wind towers combined with increased sales volumes of metal parts stamping, fabrication and thermoform plastic products. The 25.8 percent increase in cost of goods sold correlates with the increased sales volumes. The 5.5 percent increase in operating expenses reflects increases in general and administrative expenses offset by reductions in research, development and selling expenses.

Manufacturing operating revenues increased 12.0 percent during 2000 compared to 1999 due primarily to a $10.6 million increase in sales volumes of metal parts stamping offset by a $4.8 million decrease in operating revenues from the wind tower manufacturer. During 2000 the agricultural equipment manufacturer completed a transition from manufacturing agricultural equipment to manufacturing towers that are used by the wind energy industry. The 11.9 percent increase in cost of goods sold for manufacturing operations in 2000 compared to 1999 closely follows the increase in sales volumes of stamped metal parts offset by the sales reduction at the agricultural equipment manufacturer. The 5.6 percent increase in operating expenses during 2000 compared to 1999 primarily is due to an increase of operating costs at the subsidiary that manufactures products for the auto body industry.

HEALTH SERVICES

Health services include businesses involved in the sale of diagnostic medical equipment, supplies and accessories. In addition these businesses also provide service maintenance, mobile diagnostic imaging, mobile PET and nuclear medicine imaging, portable x-ray imaging and rental of diagnostic medical imaging equipment. On September 4, 2001, the Company acquired the assets and operations of Interim Solutions and Sales, Inc. and Midwest Medical Diagnostics, Inc. On September 10, 2001, the Company acquired the assets and operations of Nuclear Imaging, Ltd. In June 2000 the Company acquired the assets and operations of Portable X-Ray & EKG, Inc. (PXE) All of these acquisitions were accounted for using the purchase method of accounting. (See note 2 to consolidated financial statements.)

(in thousands)	2001	2000	1999
Operating revenues	$ 79,129	$ 66,319	$ 68,805
Cost of goods sold	59,388	49,193	52,146
Operating expenses	9,362	8,416	7,479
Depreciation and amortization	3,517	2,981	4,244
Operating income	$ 6,862	$ 5,729	$ 4,936

Operating revenues for the health services segment increased 19.3 percent for 2001 compared to 2000 due to an increase in equipment sales, services and supplies combined with an increase of 7.4 percent in scans performed. $4.2 million of the revenue increase was the result of the acquisitions completed in September 2001. Cost of goods sold increased 20.7 percent reflecting increased costs of materials and supplies used and sold in the diagnostic equipment imaging business, increased rent expense and additional expenses as a result of the acquisitions. The operating expense increase related to increased labor costs, selling expenses, insurance expenses and promotion expenses.

The 3.6 percent decrease in operating revenues for health services for 2000 compared to 1999 is the result of decreased dealer sales. Offsetting the decreased dealer sales were increases in services and supply and accessory sales combined with operating revenues from the PXE acquisition and a 9.0 percent increase in the number of imaging scans performed primarily as a result of adding more routes. Cost of goods sold decreased 5.7 percent during 2000 compared to 1999 due to a decline in sales and servicing of equipment. The 12.5 percent increase in operating expenses in 2000 compared to 1999 reflects the results of the PXE acquisition combined with the additional routes and completion of more imaging scans.

OTHER BUSINESS OPERATIONS

The Company's other business operations include businesses involved in electrical and telephone construction contracting, transportation, telecommunications, entertainment, energy services, and natural gas marketing as well as the portion of corporate administrative and general expenses that are not allocated to the other segments.

Results of operations for the other business operations segment are as follows:

(in thousands)	2001	2000	1999
Operating revenues	$ 80,667	$ 78,159	$ 68,322
Cost of goods sold	41,109	40,938	38,954
Operating expenses	30,927	27,088	17,550
Depreciation and amortization	5,943	6,572	4,454
Operating income	$ 2,688	$ 3,561	$ 7,364

MANUFACTURING OPERATING INCOME *(millions)*



$15
$10
$5
$5.3
$6.9
$12.2
99
00
01

HEALTH SERVICES OPERATING INCOME *(millions)*



$8
$6
$4
$2
$4.9
$5.7
$6.9
99
00
01

OTHER BUSINESS OPERATIONS OPERATING INCOME *(millions)*



$8
$6
$4
$2
$7.4
$3.6
$2.7
99
00
01

OTHER INCOME & DEDUCTIONS *(millions)*



$3
$2
$1
$2.3
$2.1
$2.2
99
00
01

The 3.2 percent increase in other business operating revenues reflects a $2.4 million increase in revenues from the energy services company and $1.7 million from the transportation subsidiary partially offset by a $2.0 million decrease in revenues from the construction subsidiaries. Both operating revenues and cost of goods sold increased for the energy services company as a result of the higher cost of natural gas during the first half of 2001. The increase in cost of goods sold was offset by reductions in this category from the construction subsidiaries. Increases in brokerage revenue are primarily the reason for the increase in revenue from the transportation subsidiary. The decrease in revenues and cost of goods sold from the construction subsidiaries is due to an overall decline in the number of projects available for the companies to work on in 2001 as compared to 2000. Operating expenses increased 14.3 percent reflecting increased payments to owner-operators and increased brokerage fees within the transportation subsidiary and increases in insurance expenses. The 9.6 percent decrease in depreciation and amortization reflects the write down in 2000 of $800,000 of goodwill that was impaired at the energy services company and charged to amortization expense.

Other business operating revenues increased 14.4 percent during 2000 compared to 1999, reflecting a full year of revenues from the transportation company compared to only four months during 1999. The increased revenues from the transportation company combined with increased revenues from the energy services subsidiary offset decreases in operating revenues from the construction and telecommunication subsidiaries and the lost revenues from the radio stations, which were sold in 1999. Cost of goods sold increased 5.1 percent during 2000 compared to 1999 as a result of the increased sales from the energy services subsidiary offset by a reduction in costs at the construction companies due to lower volumes of contracted work between the periods. The increase in operating expenses also reflects a full year of operations from the transportation company offset by the absence of expenses from the radio stations.

In October 1999 the Company completed the sale of certain assets of the radio stations and video production company owned by KFGO, Inc., and the radio stations owned by Western Minnesota Broadcasting Company for $24.1 million. Operating income includes results of operations for the radio stations through September 1999. The gain from this sale is not included in operating income for segment purposes. For additional information regarding the sale see note 2 to consolidated financial statements. During 1999 the Company agreed, as part of a settlement with the Minnesota Pollution Control Agency, to donate all of its assets in its Quadrant Co. waste incineration plant to the City of Perham, Minnesota. The plant had ceased operations during the third quarter of 1998. Pro forma operating income for other business operations without Quadrant and the radio stations would have been $6,303,000 for 1999.

INTEREST CHARGES
(millions)



$20
$15
$10
$5
$15.2
$17
$16
99
00
01

INCOME TAXES
(millions)



$25
$20
$15
$10
$5
$24.5
$18.4
$20.1
99
00
01

GAIN FROM SALE OF RADIO STATION ASSETS

The Company recorded a $14.5 million pre-tax gain from the sale of certain assets of the six radio stations and the video production company owned by KFGO, Inc., and the two radio stations owned by Western Minnesota Broadcasting Company on October 1, 1999. The after-tax gain from this sale contributed $0.34 to earnings per share for 1999.

CONSOLIDATED INTEREST CHARGES

Interest expense decreased 6.0 percent for 2001 compared to 2000 due to decreases in the average long-term debt outstanding combined with lower interest rates on the line of credit balances and variable rate debt offset slightly by a higher daily average line of credit borrowings outstanding. Daily average outstanding borrowings were $16.7 million for 2001 compared to $12.8 million for 2000. The average interest rate under the line of credit was 5.2 percent for 2001. The 11.8 percent increase in interest charges in 2000 compared to 1999 is due to increases in long-term debt, higher average borrowings under the line of credit, and higher interest rates on the line of credit between the periods. Average interest rates under the line of credit were 8.1 percent for 2000 compared to 7.0 percent for 1999.

CONSOLIDATED INCOME TAXES

The 9.4 percent increase in consolidated income taxes for 2001 compared to 2000 follows the $4.3 million increase in income before income taxes. Consolidated income taxes decreased 25.0 percent during 2000 compared to 1999 primarily due to the income tax expense of $6.4 million related to the sale of the radio station assets.

IMPACT OF INFLATION

The electric utility operates under regulatory provisions that allow price changes in the cost of fuel and purchased power to be passed to customers through automatic adjustments to its rate schedules under the cost of energy adjustment clause. Other increases in the cost of electric service must be recovered through timely filings for rate relief with the appropriate regulatory agency.

The Company's plastics, manufacturing, health services, and other business operations consist almost entirely of unregulated businesses. Increased operating costs are reflected in product or services pricing with any limitations on price increases determined by the marketplace. The impact of inflation on these segments has not been significant during the past few years because of the relatively low rates of inflation experienced in the United States. Raw material costs, labor costs, and interest rates are important components of costs for companies in these segments. Any or all of these components could be impacted by inflation, with a possible adverse effect on the Company's profitability, especially in high inflation periods where raw material and energy cost increases would lead finished product prices.

FACTORS AFFECTING FUTURE EARNINGS

The results of operations discussed above are not necessarily indicative of future earnings. Factors affecting future earnings include, but are not limited to, the Company's ongoing involvement in diversification efforts, the timing and scope of deregulation and open competition, growth of electric revenues, impact of the investment performance of the Company's pension plan, changes in the economy, weather conditions, governmental and regulatory action, fuel and purchased power costs, and environmental issues. Anticipated higher operating costs and carrying charges on increased capital investment in plant, if not offset by proportionate increases in operating revenues and other income (either by appropriate rate increases, increases in unit sales, or increases in nonelectric operations), will affect future earnings.

DIVERSIFICATION

In 2001 approximately 24 percent of the Company's net earnings were contributed by diversified operations. The Company plans to make additional acquisitions through its wholly owned subsidiary, Varistar Corporation. It is possible that by 2006 nearly 50 percent of the Company's net earnings will be contributed from diversified operations. The following guidelines are used when considering acquisitions: emerging or middle market company; proven entrepreneurial management team that will remain after the acquisition; products and services intended for commercial rather than retail consumer use; the ability to provide immediate earnings and future growth potential; and 100 percent ownership. The Company intends to grow earnings as a long-term owner of these investments. The Company also assesses the performance of these investments in accordance with its return on capital requirements and will consider divesting underperforming investments. Continuing growth from diversified operations could result in earnings and stock price volatility.

While the Company cannot predict the success of our current diversified businesses, we believe opportunities exist for growth in the business segments. Factors that could affect the results of the diversified businesses include, but are not limited to, the following: fluctuations in the cost and availability of raw materials and the ability to maintain favorable supplier arrangements and relationships; competitive products and pricing pressures and the ability to gain or maintain market share in trade areas; general economic conditions; effectiveness of advertising, marketing, and promotional programs; and adverse weather conditions. The failure of congress to approve the extension of the Production Tax Credit for wind energy in December 2001 could have an unfavorable impact on the Company's subsidiary that manufactures towers for the wind energy industry.

GROWTH OF ELECTRIC REVENUE

Growth in electric sales will be subject to a number of factors, including the volume of sales of electricity to other utilities, the effectiveness of demand-side management programs, weather, competition, the price of alternative fuels, and the rate of economic growth or decline in the Company's service area. The Company's electric business depends primarily on the use of electricity by customers in our service area. The Company's electric kwh sales to retail customers increased 2.9 percent in 2001, 3.5 percent in 2000, and decreased 2.6 percent in 1999.

Factors beyond the Company's control, such as mergers and acquisitions, geographical location, transmission costs, unplanned interruptions at the Company's generating plants, and the effects of deregulation, could lead to greater volatility in the volume and price of sales of electricity to other utilities. Activity in the short-term energy market is subject to change based on a number of factors and it is difficult to predict the quantity of wholesale power sales or prices for wholesale power although it does appear that market conditions for wholesale power transactions will be depressed during part of 2002.

REGULATION

Rates of return earned on utility operations are subject to review by the various state commissions that have jurisdiction over the electric rates charged by the Company. These reviews may result in future revenue reductions when actual rates of return are deemed by regulators to be in excess of allowed rates of return.

On December 29, 2000 the North Dakota Public Service Commission (NDPSC) approved a performance-based ratemaking plan that links allowed earnings in North Dakota to seven defined performance standards in the areas of price, electric service reliability, customer satisfaction, and employee safety. The plan is in place for 2001 through 2005, unless suspended or terminated by the NDPSC or the Company. In 2001 the utility recorded an estimated $334,000 refund to North Dakota customers based on 2001 earnings and the utility's 2001 performance relative to the defined standards of the performance-based ratemaking plan.

In 2001, the Minnesota Legislature exempted certain generation machinery and attached equipment from a new state personal property tax levy. The law also requires that any windfall tax savings resulting from this exemption be refunded to utility customers. As a result of this law, $238,000 in 2001 tax savings will be refunded to retail electric customers in 2002.

LOAD MANAGEMENT AND MINNESOTA CONSERVATION IMPROVEMENT PROGRAMS

Load management efforts will continue in all jurisdictions served by the Company. The goal of load management is to control demand for electricity by customers at times of peak use in order to alleviate or delay the need for building or acquiring new generating capacity or to avoid having to purchase high-priced energy at times of peak demand. In addition to our load management efforts, we also invest in conservation improvement programs in Minnesota as mandated by state law. Conservation improvement programs are designed to encourage and reward the wise and efficient use of electricity by customers.

FUEL COSTS

The Company has an agreement for Big Stone Plant's coal supply through December 31, 2004. The Company has been unable to negotiate a competitive delivery rate for coal to the Big Stone Plant with rail carriers. Coal is being shipped to Big Stone Plant under a tariff rate that is set through December 2002.
The Company has commenced a proceeding before the Surface Transportation Board requesting the Board set a competitive rate. The Company expects the outcome to have a favorable impact on its fuel costs for the Big Stone Plant.

The Mid-Continent Area Power Pool region has experienced a reduction in availability of excess generation and transmission capacity, particularly in the summer season in the recent years. While the availability of the Company's plants has been excellent, the loss of a major plant could expose the Company to higher purchased power costs. Two factors significantly mitigate this financial risk. First, wholesale sale contracts include provisions to release the Company from its obligations in case of a plant outage; and second, the Company has cost of energy adjustment clauses that allow pass through of most of the energy costs to retail customers.

ENVIRONMENTAL

Current regulations under the Federal Clean Air Act (the Act) are not expected to have a significant impact on future capital requirements or operating costs. However, proposed or future regulations under the Act, changes in the future coal supply market, and/or other laws and regulations could impact such requirements or costs. It is anticipated that, under current regulatory principles, any such costs could be recovered through rates. All of the Company's electric generating plants operated within the Act's phase two standards for sulfur-dioxide and nitrogen-oxide emissions in 2001. Ongoing compliance with the phase two requirements is not expected to significantly impact operations at any of the Company's plants.

The Act called for Environmental Protection Agency (EPA) studies of the effects of emissions of listed pollutants by electric steam generating plants. The EPA has completed the studies and sent reports to Congress. The Act required that the EPA make a finding as to whether regulation of emissions of hazardous air pollutants from fossil fuel-fired electric utility generating units is appropriate and necessary. On December 14, 2000, the EPA announced that it will regulate mercury emissions from electric generating units. The EPA expects to propose regulations by December 2003 and issue final rules by December 2004. Because promulgation of rules by the EPA has not been completed, it is not possible to assess whether, or to what extent, this regulation will impact the Company.

The Company is planning to further improve the fine particulate emissions control at its Big Stone Plant by replacing a major portion of the plant's electrostatic precipitator in 2002 with a system based on Advanced Hybrid Particulate Collector technology. The new system will be installed as part of a demonstration project co-funded by the Department of Energy's National Energy Technology Laboratory Power Plant Improvement Initiative. The technology is designed to capture at least 99.99% of fly ash particulates emitted from the boiler. The Energy Department's share of the $13.4 million project is $6.5 million. The Company's share of the project is approximately $2.9 million with the remaining portion funded by the plant's co-owners and other industry participants.

The EPA has targeted electric steam generating units as part of an enforcement initiative relative to compliance with the Act. The EPA is attempting to determine if utilities violated certain provisions of the Act by making major modifications to their facilities without installing state-of-the-art pollution controls. On January 2, 2001, the Company received a request from the EPA pursuant to Section 114(a) of the Act requiring the Company to provide certain information relative to past operation and capital construction projects at its Big Stone Plant. The Company has responded to that request and cannot, at this time, determine what, if any, actions will be taken by the EPA as a result of the Company's response.

At the request of the Minnesota Pollution Control Agency (MPCA) the Company has an ongoing investigation at the Hoot Lake Plant closed ash disposal sites. The MPCA continues to monitor site activities under their Voluntary Investigation and Cleanup Program. In April 2001, Otter Tail submitted a Remedial Investigation Work Plan to the MPCA describing our plans to further investigate the environmental impact of the closed portion of the Hoot Lake Plant ash disposal site. The MPCA approved the plan, with some suggested modifications, in their letter of July 31, 2001. These tasks have been completed. The MPCA also asked that we eliminate a ground water seepage that was originating from one of the disposal areas. That task was completed in early November of 2001. We are continuing to monitor the site for evidence of further seepage.

DEREGULATION AND LEGISLATION

In December 1999 the Federal Energy Regulatory Commission (FERC) issued Order No. 2000. This order requires public utilities that own, operate, or control interstate transmission to file by October 15, 2000, a proposal for a regional transmission organization (RTO) or a description of any efforts made to participate in an RTO, the reasons for not participating, and any plans for further work towards participation. The goal is to consolidate control of the transmission industry into a new structure of independent regional grid operators.

The electric utility agreed in October 2001 to join the Indianapolis-based Midwest Independent System Operator (MISO) RTO. In December 2001, MISO received FERC approval as a regional transmission organization. The MISO began operational control of the electric utility's transmission facilities above 100 kv on February 1, 2002. The utility continues to own and maintain its transmission assets as before. As the electric utility transitions to the full operation of the MISO there could be short-term negative impacts on wholesale power transactions. During 2002, the electric utility will work within MISO on evaluating for-profit transmission alliances, incentive for transmission construction and market design and implementation.

The U.S. Congress ended its 2001 legislative session without taking action on proposed electric industry restructuring legislation. The Minnesota Legislature passed an energy bill in 2001. Its primary focus was to streamline the siting and routing processes for the construction of new electric generation and transmission projects. The bill also added to utility requirements for renewable energy and energy conservation. There was no legislative action regarding electric retail choice in any of the states where the electric utility serves. No major electricity legislation is expected in the 2002 state legislative sessions. The Company does not expect retail competition to come to the States of Minnesota, North Dakota or South Dakota in the foreseeable future unless there is a federal effort to accomplish this.

COMPETITION IN THE ELECTRIC INDUSTRY

As the electric industry evolves and becomes more competitive, the Company believes it is well positioned to be successful. The Company's generation capacity appears poised for competition due to unit heat rate improvements. A comparison of the Company's electric retail rates to the rates of other investor-owned utilities, cooperatives, and municipals in the states the Company serves indicates that its rates are competitive. In addition, the Company would attempt more flexible pricing strategies under an open, competitive environment.

KEY ACCOUNTING POLICIES AND ACCOUNTING PRONOUNCEMENTS

The Company's operations occur within five diverse segments. Three key accounting polices are revenue recognition, inventory valuations, and use of estimates. Due to the diverse business operations of the Company revenue recognition depends on the product that is produced and sold. Provisions for sale returns and warranty costs are recorded at the time of the sale based on historical information and current trends. The majority of the Company's inventory is valued at the lower of cost or market. Changes in the market conditions could require a write down of inventory values. The Company uses estimates based on the best information available in recording transactions and balances resulting from business operations. Examples of items where estimates are used are unbilled revenues, collectablilty of accounts receivable, self insurance reserves, pension plan costs or income, and service contract maintenance costs. As better information becomes available or actual amounts are known, estimates are revised. Operating results can be affected by changes made to prior accounting estimates. See note 1 in the notes to consolidated financial statements for more details on significant accounting polices.

As of January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which requires all derivative instruments be reported on the consolidated balance sheet at fair value. The adoption of SFAS No. 133 did not have a material effect on the Company's consolidated financial statements. The application of SFAS 133 to electric utilities continued to evolve throughout 2001. On December 19, 2001, the Financial Accounting Standards Board revised SFAS 133 Implementation Issue No. C15 to be effective April 1, 2002 with early adoption allowed. As of December 31, 2001, the Company early adopted the revised SFAS 133 Implementation Issue No. C15. The Company has determined that certain electric energy contracts meet the criteria of a derivative under SFAS 133 but qualify for the normal purchase and normal sales exception and are not subject to mark-to-market accounting treatment. SFAS 133 did not have a material effect on the Company's 2001 consolidated financial statements.

In July 2001 the FASB issued SFAS 141, Business Combinations, which requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies that intangible assets acquired in a business combination, that meet certain criteria, be recognized and reported apart from goodwill. The Company has adopted this statement as of July 1, 2001 and applied it to the following acquisitions that occurred after July 1, 2001: Interim Solutions and Sales, Inc, Midwest Medical Diagnostics, Inc., Nuclear Imaging, Ltd, and Titan Steel Corporation. Adoption of this statement did not have a material effect on the Company's consolidated financial statements.

In July 2001 the FASB issued SFAS 142, Goodwill and Other Intangible Assets, which requires goodwill and intangible assets with indefinite useful lives no longer be amortized. Rather they will be tested for impairment, at least annually, in accordance with the provisions of SFAS 142. Intangible assets with finite useful lives will be amortized over their respective estimated useful lives and will be reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 142 is effective January 1, 2002, except for any goodwill arising in a purchase business combination completed on or after July 1, 2001 which would be subject immediately to the provisions of SFAS 142. As of December 31, 2001, the Company had net goodwill of $48.2 million. Included on the Company's consolidated statement of income for the twelve months ended December 31, 2001 is $3.2 million in goodwill amortization expense. SFAS 142 requires the Company perform an assessment of goodwill impairment as of the date of adoption. Any impairment loss resulting from this transition to SFAS 142 would be recognized as a cumulative effect of a change in accounting principle in the Company's consolidated income statement at the time of adoption. The Company is continuing to evaluate the effect that the adoption of this statement may have on its consolidated financial statements. Based on the work completed to date, the Company does not expect the implementation of this statement to have a material impact on its consolidated results of operations and financial position.

In July 2001 the FASB issued SFAS 143, Accounting for Asset Retirement Obligations, which provides accounting requirements for retirement obligations associated with tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. The Company is assessing this statement but has not yet determined the impact of SFAS 143 on its consolidated financial position or results of operations.

The FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets in October 2001. SFAS 144 replaces SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. This statement develops one accounting model for long-lived assets to be disposed of by sale and also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity in a disposal transaction. The statement is effective for fiscal years beginning after December 15, 2001. The Company adopted the accounting model for impairment or disposal of long-lived assets on January 1, 2002. Adoption of this statement did not have a material effect on the Company's consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has limited exposure to market risk associated with interest rates and commodity prices. The majority of the Company's long-term debt obligations bear interest at a fixed rate. Variable rate long-term debt bears interest at a rate that is reset on a periodic basis reflecting current market conditions. The Company manages its interest rate risk through the issuance of fixed-rate debt with varying maturities, maintaining consistent credit ratings, through economic refunding of debt through optional refundings, limiting the amount of variable interest rate debt, and utilization of short-term borrowings to allow flexibility in the timing and placement of long-term debt. As of December 31, 2001, the Company had $17.0 million of long-term debt subject to variable interest rates. Assuming no change in the Company's financial structure, if variable interest rates were to average 1 percent higher or lower than what the average variable rate was on December 31, 2001, interest expense and pre-tax earnings would change by approximately $170,000. The Company has short-term borrowing arrangements to provide working capital and general corporate funds. The level of borrowings under these arrangements varies from period to period, depending upon, among other factors, operating needs and capital expenditures. The interest rate on the majority of the short-term borrowing arrangements is variable based on LIBOR.

The electric utility's retail portion of fuel and purchased power costs are subject to cost of energy adjustment clauses that mitigate the commodity price risk by allowing a pass through of most of the increase or decrease in energy costs to retail customers. In addition, the electric utility participates in an active wholesale power market providing access to commodity transactions that may serve to mitigate price risk. The electric utility has in place an energy risk management policy with a primary goal to manage, through the use of defined risk management practices, price risk and credit risk associated with wholesale power purchases and sales.

The energy services subsidiary markets natural gas to approximately 150 retail customers. A portion of these customers are served under fixed-price contracts. There is price risk associated with this limited number of fixed-price contracts since the corresponding cost of natural gas is not immediately locked in. This price risk is not considered material to the Company. In addition, the Company has in place an energy risk management policy with the primary goal of managing, through the use of defined risk management practices, price risk and credit risk associated with the marketing of natural gas.

The plastics companies are exposed to market risk related to changes in commodity prices for PVC resins, the raw material used to manufacture PVC pipe. The PVC pipe industry is highly sensitive to commodity raw material pricing volatility. Currently, margins are very tight due to aggressive competition in a period of soft demand.

The Company does not use derivative financial instruments for speculative or trading purposes.

CAUTIONARY STATEMENTS

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company makes the following statements.

The information in this annual report includes forward-looking statements. Important risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements are set forth above under "Factors affecting future earnings." Other risks and uncertainties may be presented from time to time in the Company's future Securities and Exchange Commission filings.

REPORT OF MANAGEMENT

Management is responsible for the preparation and integrity of the consolidated financial statements and representations in this annual report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles as applied to regulated and nonregulated businesses and necessarily include some amounts that are based on informed judgments and best estimates and assumptions of management.

To meet its responsibilities with respect to consolidated financial information, management maintains and enforces an internal control system designed to provide assurance, on a cost-effective basis, that transactions are carried out in accordance with management's authorizations and assets are safeguarded against loss from unauthorized use or disposition. Management believes the Company's accounting policies and controls prevent material errors and irregularities, and they allow employees in the normal course of their duties to detect inaccuracies within a timely period. In addition, the Company has codes of conduct that set high standards of ethical conduct for all employees to maintain. The Company's internal staff is charged with the responsibility for determining compliance with Company procedures.

Directors, who are not officers or employees, make up the Audit Committee of the Board of Directors. This committee meets with management, internal auditors, and independent auditors to evaluate the Company's internal control and financial reports. The independent auditors and internal auditors have free access to the Audit Committee, without management's presence, to discuss the results of their audits.

John MacFarlane, Chief Executive Officer

John Erickson, President

Kevin Moug, Chief Financial Officer and Treasurer

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Otter Tail Corporation

We have audited the accompanying consolidated balance sheets and statements of capitalization of Otter Tail Corporation and its subsidiaries (the Company) as of December 31, 2001, and 2000, and the related consolidated statements of income, common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2001, and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Deloitte & Touche LLP

Minneapolis, Minnesota
February 1, 2002

CONSOLIDATED BALANCE SHEETS, DECEMBER 31

(in thousands)	2001	2000
ASSETS		
Current assets		
Cash and cash equivalents	$ 11,378	$ 1,259
Accounts receivable:		
Trade (less allowance for doubtful accounts: 2001, $1,109,000; 2000, $922,000)	64,215	61,913
Other	5,047	6,813
Inventory, fuel, materials and supplies	39,301	42,263
Deferred income taxes	4,020	3,694
Accrued utility revenues	11,055	11,315
Other	8,878	6,468
Total current assets	143,894	133,725
Investments	18,009	17,966
Intangibles—net	49,805	43,532
Other assets	15,687	11,236
Deferred debits		
Unamortized debt expense and reacquisition premiums	5,646	2,778
Regulatory assets	5,117	5,517
Other	1,406	1,183
Total deferred debits	12,169	9,478
Plant		
Electric plant in service	810,470	795,357
Diversified operations	145,712	129,716
Total	956,182	925,073
Less accumulated depreciation and amortization	441,863	416,419
Plant—net of accumulated depreciation and amortization	514,319	508,654
Construction work in progress	28,658	13,117
Net plant	542,977	521,771
Total	$ 782,541	$ 737,708

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS, DECEMBER 31

(in thousands)	2001	2000
LIABILITIES AND EQUITY		
Current liabilities		
Sinking fund requirements and current maturities of long-term debt	$ 28,946	$ 14,288
Accounts payable	54,777	52,525
Accrued salaries and wages	9,491	9,476
Income taxes payable	1,634	3,243
Other accrued taxes	9,854	10,585
Other accrued liabilities	6,090	6,524
Total current liabilities	110,792	96,641
Noncurrent liabilities	32,981	30,181
Commitments (note 6)		
Deferred credits		
Deferred income taxes	85,591	86,407
Deferred investment tax credit	13,935	15,112
Regulatory liabilities	9,914	10,618
Other	7,160	6,850
Total deferred credits	116,600	118,987
Capitalization (page 35)		
Long-term debt, net of sinking fund and current maturities	227,360	195,128
Cumulative preferred shares	15,500	33,500
Common shares, par value $5 per share—authorized, 50,000,000 shares; outstanding, 2001—24,653,490 shares; 2000—24,574,288 shares	123,267	122,871
Premium on common shares	1,526	50
Unearned compensation	(151)	(226)
Retained earnings	156,641	140,796
Accumulated other comprehensive expense	(1,975)	(220)
Total common equity	279,308	263,271
Total capitalization	522,168	491,899
Total	$ 782,541	$ 737,708

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME—FOR THE YEARS ENDED DECEMBER 31

(in thousands, except per-share amounts)	2001	2000	1999
Operating revenues			
Electric	$ 307,684	$ 262,280	$ 233,527
Plastics	63,216	82,667	31,504
Manufacturing	123,436	97,506	87,086
Health services	79,129	66,319	68,805
Other business operations	80,667	78,159	68,322
Total operating revenues	654,132	586,931	489,244
Operating expenses			
Production fuel	41,776	38,546	36,839
Purchased power	99,491	66,121	44,190
Electric operation and maintenance expenses	75,531	74,591	71,724
Cost of goods sold	249,789	229,056	180,277
Other nonelectric expenses	58,497	53,831	40,964
Depreciation and amortization	42,100	40,562	36,859
Property taxes	9,464	9,976	10,178
Total operating expenses	576,648	512,683	421,031
Operating income			
Electric	57,150	49,268	47,234
Plastics	(1,391)	8,745	3,382
Manufacturing	12,175	6,945	5,297
Health services	6,862	5,729	4,936
Other business operations	2,688	3,561	7,364
	77,484	74,248	68,213
Gain from sale of radio station assets	–	–	14,469
Other income and deductions–net	2,193	2,154	2,311
Interest charges	15,991	17,005	15,209
Income before income taxes	63,686	59,397	69,784
Income taxes	20,083	18,355	24,489
Net income	43,603	41,042	45,295
Preferred dividend requirements	1,993	1,879	2,228
Earnings available for common shares	$ 41,610	$ 39,163	$ 43,067
Average number of common shares outstanding–basic	24,600	24,572	24,553
Average number of common shares outstanding–diluted	24,832	24,649	24,575
Basic earnings per share	$ 1.69	$ 1.59	$ 1.75
Diluted earnings per share	$ 1.68	$ 1.59	$ 1.75
Dividends per common share	$ 1.04	$ 1.02	$ 0.99

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

(in thousands, except common shares outstanding)	Common shares outstanding	Par value, common shares	Premium on common shares	Unearned compensation	Retained earnings	Accumulated other comprehensive income/(expense)	Total equity
Balance, December 31, 1998	**11,879,504**	**$ 59,398**	**$ 39,919**	**$ –**	**$ 125,462**	**$ 297**	**$ 225,076**
Common stock issuances–net of retirement	45,483	227	1,540		(10)		1,757
Unearned compensation–stock options			*301*	(301)			–
Two-for-one stock split–March 15, 2000	11,924,987	59,625	(41,760)		(17,865)		–
Effects of pooling transactions, January 1, 1999:							
T.O. Plastics, Inc.	451,066	2,255			(1,277)		978
St. George Steel Fabrication, Inc.	270,370	1,352			426		1,778
Comprehensive income:							
Net income					45,295		45,295
Reversal of previously recorded unrealized gains on available-for-sale securities sold						(297)	(297)
Total comprehensive income							44,998
Cumulative preferred dividends					(2,267)		(2,267)
Common dividends					(23,554)		(23,554)
Balance, December 31, 1999	**24,571,410**	**$ 122,857**	**$ –**	**$ (301)**	**$ 126,210**	**$ –**	**$ 248,766**
Common stock issuances	2,878	14	50				64
Amortization of unearned compensation–stock options				75			75
Comprehensive income:							
Net income					41,042		41,042
Minimum liability adjustment						(220)	(220)
Total comprehensive income							40,822
Purchase stock for employee purchase plan on open market					(250)		(250)
Cumulative preferred dividends					(1,878)		(1,878)
Common dividends					(24,328)		(24,328)
Balance, December 31, 2000	**24,574,288**	**$ 122,871**	**$ 50**	**$ (226)**	**$ 140,796**	**$ (220)**	**$ 263,271**
Common stock issuances	79,202	396	1,187				1,583
Amortization of unearned compensation–stock options				75			75
Comprehensive income:							
Net income					43,603		43,603
Minimum liability adjustment						(1,755)	(1,755)
Total comprehensive income							41,848
Tax benefit for exercise of stock options			302				302
Remove capital stock expense $6.35 preferred shares			246		(246)		–
Purchase stock for employee purchase plan on open market			(259)		(168)		(427)
Cumulative preferred dividends					(2,088)		(2,088)
Common dividends					(25,256)		(25,256)
Balance, December 31, 2001	**24,653,490**	**$ 123,267**	**$ 1,526**	**$ (151)**	**$ 156,641**	**$ (1,975)**	**$ 279,308**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS—FOR THE YEARS ENDED DECEMBER 31

(in thousands)	2001	2000	1999
Cash flows from operating activities			
Net income	$ 43,603	$ 41,042	$ 45,295
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	42,100	40,562	36,859
Deferred investment tax credit–net	(1,177)	(1,183)	(1,186)
Deferred income taxes	(1,441)	(4,655)	(3,820)
Change in deferred debits and other assets	(8,434)	(3,346)	(459)
Change in noncurrent liabilities and deferred credits	2,484	4,263	4,727
Allowance for equity (other) funds used during construction	(963)	(341)	(246)
(Gain)/loss on sale of investments and radio station assets	(81)	728	(14,455)
Changes in working capital:			
Change in receivables, materials, and supplies	4,880	(20,781)	(572)
Change in other current assets	(432)	537	1,348
Change in payables and other current liabilities	(581)	9,904	8,253
Change in interest and income taxes payable	(2,429)	(4,969)	6,106
Net cash provided by operating activities	77,529	61,761	81,850
Cash flows from investing activities			
Gross capital expenditures	(53,596)	(46,273)	(35,245)
Proceeds from sale of radio station assets	–	–	24,063
Proceeds from disposal of noncurrent assets	3,298	1,709	1,930
Acquisitions–net of cash acquired	(8,948)	(34,194)	(16,000)
Change in other investments	(1,884)	(86)	(9)
Net cash used in investing activities	(61,130)	(78,844)	(25,261)
Cash flows from financing activities			
Change in short-term debt–net issuances	–	(50)	(4,228)
Proceeds from issuance of long-term debt–net of expenses	119,266	44,814	15,444
Proceeds from issuance of common stock–net	–	14	1,757
Proceeds from employee stock plans	1,347	–	–
Redemption of preferred stock	(18,000)	–	(5,331)
Payments for retirement of long-term debt	(81,549)	(24,889)	(17,618)
Dividends paid and other distributions	(27,344)	(26,455)	(25,820)
Net cash used in financing activities	(6,280)	(6,566)	(35,796)
Net change in cash and cash equivalents	10,119	(23,649)	20,793
Cash and cash equivalents at beginning of year	1,259	24,908	4,115
Cash and cash equivalents at end of year	$ 11,378	$ 1,259	$ 24,908
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest (net of amount capitalized)	$ 16,313	$ 16,075	$ 14,004
Income taxes	$ 23,575	$ 28,510	$ 23,077

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CAPITALIZATION, DECEMBER 31

(in thousands)	2001	2000
Long-term debt		
First mortgage bond series:		
7.25%, due August 1, 2002	$ 18,200	$ 18,400
8.75%, retired December 2001	–	18,200
8.25%, due August 1, 2022	27,300	27,600
Pollution control series:		
6.5-6.9%, Big Stone and Coyote project–retired October 2001	–	25,981
Total first mortgage bond series	45,500	90,181
Senior debentures 6.375%, due December 1, 2007	50,000	50,000
Senior notes 6.63%, due December 1, 2011	90,000	–
Industrial development refunding revenue bonds 5.00% due December 1, 2002	3,010	3,010
Pollution control refunding revenue bonds variable 1.9% at December 31, 2001, due December 1, 2012	10,400	10,400
Grant County, South Dakota pollution control refunding revenue bonds 4.65%, due September 1, 2017	5,185	–
Mercer County, North Dakota pollution control refunding revenue bonds 4.85%, due September 1, 2022	20,790	–
Obligations of Varistar Corporation:		
7.80% ten-year term note, due October 31, 2007	9,771	12,021
Variable 8.11% at December 31, 2000, retired December 2001	–	16,640
8.15% five-year term note, due October 31, 2005	5,280	6,600
Variable 3.66% at December 31, 2001, due July 3, 2007	4,479	5,324
Various at 3.25% to 8.4% at December 31, 2001	11,571	15,214
Obligations of Otter Tail Energy Services Company 8.75% ten-year term note, due April 11, 2008	892	994
Other	5	6
Total	256,883	210,390
Less:		
Current maturities	28,646	13,293
Sinking fund requirement	300	995
Unamortized debt discount and premium–net	577	974
Total long-term debt	227,360	195,128
Cumulative preferred shares–without par value (stated and liquidating value $100 a share)–authorized 1,500,000 shares; outstanding:		
Series subject to mandatory redemption:		
Outstanding December 31, 2000 $6.35, 180,000 shares	–	18,000
Other series:		
$3.60, 60,000 shares	6,000	6,000
$4.40, 25,000 shares	2,500	2,500
$4.65, 30,000 shares	3,000	3,000
$6.75, 40,000 shares	4,000	4,000
Total other preferred	15,500	15,500
Cumulative preference shares–without par value, authorized 1,000,000 shares; outstanding: none		
Total common shareholders' equity	279,308	263,271
Total capitalization	$ 522,168	$ 491,899

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include Otter Tail Corporation and its wholly owned subsidiaries (the Company). Profits on sales between nonregulated affiliates and from the regulated electric utility company to nonregulated affiliates are eliminated. However, profits on sales to the regulated electric utility company from nonregulated affiliates are not eliminated, in accordance with the requirements of Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation. These amounts are not material.

SYSTEM OF ACCOUNTS

For regulatory reporting purposes, the electric utility's internal system of accounts is translated into the accounts of the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (FERC), the Public Service Commission of North Dakota, and the Public Utilities Commissions of Minnesota and South Dakota.

REGULATION AND STATEMENT OF FINANCIAL ACCOUNTING STANDARDS (SFAS) NO. 71

As a regulated entity the Company and the electric utility account for the financial effects of regulation in accordance with SFAS No. 71. This statement allows for the recording of a regulatory asset or liability for costs that will be collected or refunded through the ratemaking process in the future. Included on the Company's Consolidated Balance Sheets for the years ended December 31, 2001 and 2000 are regulatory assets and liabilities that primarily relate to the recording of deferred taxes as required by SFAS No. 109, Accounting for Income Taxes.

PLANT, RETIREMENTS, AND DEPRECIATION

Utility plant is stated at original cost. The cost of additions includes contracted work, direct labor and materials, allocable overheads, and allowance for funds used during construction (AFC). AFC, a noncash item, is included in utility construction work in progress. The amount of AFC capitalized was $1,342,000 for 2001, $471,000 for 2000, and $344,000 for 1999. The cost of depreciable units of property retired plus removal costs less salvage is charged to the accumulated provision for depreciation. Maintenance, repairs, and replacement of minor items of property are charged to operating expenses. The provisions for utility depreciation for financial reporting purposes are made on the straight-line method based on the estimated service lives of the properties. Such provisions as a percent of the average balance of depreciable electric utility property were 3.06 percent for 1999 through 2001.

Property and equipment of nonutility and diversified operations are carried at historical cost or at the current appraised value if acquired in a business combination accounted for under the purchase method of accounting, and are depreciated on a straight-line basis over useful lives (3 to 40 years) of the related assets. Replacement and major improvements are capitalized; maintenance and repairs are expensed as incurred. Gains or losses on asset dispositions are included in the determination of net income.

JOINTLY OWNED PLANTS

The consolidated financial statements include the Company's 53.9 percent (Big Stone Plant) and 35 percent (Coyote Station) ownership interests in the assets, liabilities, revenue, and expenses of Big Stone Plant and Coyote Station, respectively. Amounts at December 31, 2001 and 2000 included in electric plant in service for Big Stone were $112,898,000 and $111,850,000, respectively, and the accumulated depreciation was $71,585,000 and $68,269,000, respectively. Amounts at December 31, 2001 and 2000 included in electric plant in service for Coyote were $146,566,000 and $146,292,000, respectively, and the accumulated depreciation was $74,057,000 and $70,524,000, respectively. The Company's share of direct revenue and expenses of the jointly owned plants in service is included in operating revenue and expenses in the Consolidated Statements of Income.

RECOVERABILITY OF LONG-LIVED ASSETS

The Company reviews its long-lived assets whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. The Company determines potential impairment by comparing the carrying value of the assets with net cash flows expected to be provided by operating activities of the business or related assets. Should the sum of the expected future net cash flows be less than the carrying values, the Company would determine whether an impairment loss should be recognized. An impairment loss would be quantified by comparing the amount by which the carrying value exceeds the fair value of the asset where fair value is based on the discounted cash flows expected to be generated by the asset.

INCOME TAXES

Comprehensive interperiod income tax allocation is used for substantially all book and tax temporary differences. Deferred income taxes arise for all temporary differences between the book and tax basis of assets and liabilities. Deferred taxes are recorded using the tax rates scheduled by tax law to be in effect when the temporary differences reverse. The Company amortizes the investment tax credit over the estimated lives of the related property.

REVENUE RECOGNITION

Due to the diverse business operations of the Company revenue recognition depends on the product produced and sold. However, in general, the Company recognizes revenue when the earnings process is complete, evidenced by an agreement with the customer, there has been delivery and acceptance, and the price is fixed or determinable. In cases where significant obligations remain after delivery, revenue is deferred until such obligations are fulfilled. Provisions for sale returns and warranty costs are recorded at the time of the sale based on historical information and current trends.

Electric customers' meters are read and bills are rendered on a cycle basis. Revenue is accrued for electricity consumed but not yet billed. Rate schedules applicable to substantially all customers include a cost of energy adjustment clause, under which the rates are adjusted to reflect changes in average cost of fuels and purchased power, and a surcharge for recovery of conservation-related expenses.

Revenues on almost all of wholesale sales are recognized when energy is delivered. The majority of revenue is the result of bilateral agreements with individual counter-parties.

Plastics operating revenues are recorded when the product is shipped.

Health services operating revenues on major equipment and installation contracts are recorded when the equipment is delivered. Amounts received in advance under customer service contracts are deferred and recognized on a straight-line basis over the contract period. Revenues generated in the mobile imaging operations are recorded on a fee for scan basis.

Manufacturing operating revenues are recorded when products are shipped and on a percentage-of-completion basis for construction type contracts.

Other business operations operating revenues are recorded when services are rendered or products are shipped. In the case of construction contracts, the percentage-of-completion method is used.

PRE-PRODUCTION COSTS

As part of the manufacturing process, the Company incurs costs related to the design and development of molds, dies, and tools. As of January 1, 2000 the Company adopted prospectively Emerging Issues Task Force Statement (EITF) 99-5, Accounting for Pre-production Costs Related to Long-Term Supply Arrangements. The Company capitalizes the costs related to the design and development of molds, dies, and tools used to produce products under a long-term supply arrangement, some of which are owned by the Company. During 2001 and 2000 the amount of costs capitalized were $1,216,000 and $1,254,000. These costs are amortized over three years.

STOCK-BASED COMPENSATION

As described in note 4, the Company has elected to follow the accounting provisions of Accounting Principle Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, for stock-based compensation and to furnish the pro forma disclosures required under SFAS No. 123, Accounting for Stock-Based Compensation.

USE OF ESTIMATES

The Company uses estimates based on the best information available in recording transactions and balances resulting from business operations. Estimates are used for such items as depreciable lives, tax provisions, collectability of trade accounts receivable, self insurance programs, environmental liabilities, unbilled revenues, unscheduled power exchanges, service contract maintenance costs and actuarially determined benefit costs. As better information becomes available (or actual amounts are determinable) the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to 2001 presentation. Such reclassifications had no impact on net income, shareholders' equity, or cash flows provided from operations. In addition, during 2001 the Company completed two acquisitions using the pooling-of-interests accounting method. Consolidated financial statements for 1999 and 2000 have been restated to reflect these acquisitions.

CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with maturity of 90 days or less to be cash equivalents.

DEBT REACQUISITION PREMIUMS

In accordance with regulatory treatment, the Company defers utility debt redemption premiums and amortizes such costs over the original life of the reacquired bonds.

INVESTMENTS

At December 31, 2001 and 2000, the Company had investments of $6,108,000 and $6,759,000, respectively, in limited partnerships that invest in tax-credit qualifying affordable housing projects. These investments provided the Company with tax credits of $1,418,000 and $1,414,000 in 2001 and 2000, respectively. The balance of investments at December 31, 2001, consists of $6,058,000 in additional investments accounted for under the equity method and $5,843,000 in other investments accounted for under the cost method, with $1,186,000 related to participation in economic development loan pools. The balance of investments at December 31, 2000, consists of $5,024,000 in additional investments accounted for under the equity method and $6,180,000 in other investments accounted for under the cost method, with $1,263,000 related to participation in economic development loan pools. (See further discussion under note 10.)

INVENTORIES

The electric operation inventories are reported at average cost. The plastics, health services, manufacturing, and other business operation inventories are stated at the lower of cost (first-in, first-out) or market.

SHORT-TERM DEBT

There was no short-term debt outstanding as of December 31, 2001 and 2000. The average interest rate paid on short-term debt during 2001 and 2000 was 5.2 percent and 8.1 percent, respectively.

INTANGIBLE ASSETS

The majority of the Company's intangible assets consist of goodwill associated with the acquisition of subsidiaries. Intangible assets are amortized on a straight-line basis over periods of 40 years for the telecommunication operations and 15 years or less for all other goodwill and intangibles.

The Company periodically evaluates the recovery of intangible assets based on an analysis of undiscounted future cash flows. As a result of changing market conditions during 2000, the Company completed an evaluation of the recoverability of the assets of a subsidiary acquired by Otter Tail Energy Services in 1998. As a result of the evaluation it was determined that $800,000 of goodwill was impaired and was charged to amortization expense during 2000. As a result of the writedown, the remaining goodwill related to the acquisition is $1.0 million as of December 31, 2001.

Total intangibles as of December 31 are as follows:

(in thousands)	2001	2000
Goodwill on telecommunications operations	$ 7,749	$ 7,749
Other intangible assets, primarily goodwill	56,761	47,288
Total	64,510	55,037
Less accumulated amortization	14,705	11,505
Intangibles-net	$ 49,805	$ 43,532

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

The Company adopted Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, as amended, on January 1, 2001 which requires all derivative instruments be reported on the consolidated balance sheet at fair value. The adoption of SFAS No. 133 did not have a material effect on the Company's consolidated financial statements. The application of SFAS 133 to electric utilities continued to evolve throughout 2001. On December 19, 2001, the Financial Accounting Standards Board revised SFAS 133 Implementation Issue No. C15 to be effective April 1, 2002 with early adoption allowed. As of December 31, 2001, the Company early adopted the revised SFAS 133 Implementation Issue No. C15. The Company has determined that certain electric energy contracts meet the criteria of a derivative under SFAS 133 but qualify for the normal purchase and normal sales exception and are not subject to mark-to-market accounting treatment. SFAS 133 did not have a material effect on the Company's 2001 consolidated financial statements.

In July 2001 the FASB issued SFAS 141, Business Combinations, which requires the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies that intangible assets acquired in a business combination, that meet certain criteria, be recognized and reported apart from goodwill. The Company has adopted this statement as of July 1, 2001 and applied it to the acquisitions that occurred after July 1, 2001: Interim Solutions and Sales, Inc., Midwest Medical Diagnostics, Inc., Nuclear Imaging, Ltd., and Titan Steel Corporation. Adoption of this statement did not have a material effect on the Company's consolidated financial statements.

In July 2001 the FASB issued SFAS 142, Goodwill and Other Intangible Assets, which requires goodwill and intangible assets with indefinite useful lives no longer be amortized. Rather they will be tested for impairment, at least annually, in accordance with the provisions of SFAS 142. Intangible assets with finite useful lives will be amortized over their respective estimated useful lives and will be reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 142 is effective January 1, 2002, except for any goodwill arising in a purchase business combination completed on or after July 1, 2001 which would be subject immediately to the provisions of SFAS 142. As of December 31, 2001, the Company had net goodwill of $48.2 million. Included on the Company's consolidated statement of income for the year ended December 31, 2001 is $3.2 million in goodwill amortization expense. SFAS 142 requires the Company perform an assessment of goodwill impairment as of the date of adoption. Any impairment loss resulting from this transition to SFAS 142 would be recognized as a cumulative effect of a change in accounting principle in the Company's consolidated income statement at the time of adoption. The Company is continuing to evaluate the statement for its impact on the Company's consolidated financial statements. Based on the work completed to date, the Company does not expect the implementation of this statement to have a material impact on its consolidated results of operations and financial position.

In July 2001 the FASB issued SFAS 143, Accounting for Asset Retirement Obligations, which provides accounting requirements for retirement obligations associated with tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. The Company is assessing this statement but has not yet determined the impact of SFAS 143 on its consolidated financial position or results of operations.

The FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets in October 2001. SFAS 144 replaces SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. This statement develops one accounting model for long-lived assets to be disposed of by sale and also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity in a disposal transaction. The statement is effective for fiscal years beginning after December 15, 2001. The Company adopted the accounting model for impairment or disposal of long-lived assets starting January 1, 2002. Adoption of this statement did not have a material effect on the Company's consolidated financial statements.

2. BUSINESS COMBINATIONS, DISPOSITIONS AND SEGMENT INFORMATION

On February 28, 2001 the Company acquired all of the outstanding common stock of T.O. Plastics, Inc. in exchange for 451,066 newly issued shares of the Company's common stock. T.O. Plastics, Inc. custom manufactures returnable pallets, material and handling trays and horticultural containers. It has three facilities in Minnesota and one facility in South Carolina. On September 28, 2001 the Company acquired all of the outstanding common stock of St. George Steel Fabrication, Inc. in exchange for 270,370 newly issued shares of the Company's common stock. St. George Steel is a fabricator of steel products engaged in custom and proprietary operations located in Utah. These acquisitions were accounted for as a pooling-of-interests. Since the St. George Steel acquisition was initiated prior to June 30, 2001, pooling-of-interest accounting was allowed under the transition provision of Statement of Financial Accounting Standards No. 141. The Company's consolidated financial statements for 2000 and 1999 have been restated to reflect the effects of the poolings.

The results of operations of the separate companies and the combined amounts included in the consolidated financial statement are presented in the table below.

(in thousands, except per share amounts)	Otter Tail Corporation	Pooled Entities	Combined
For the year ended December 31, 1999:			
Changes in common equity:			
Common shares, par value	$ 119,250	$ 3,607	$ 122,857
Premium on common share	–	–	–
Unearned compensation	(301)	–	(301)
Retained earnings	126,744	(534)	126,210
Accumulated other comprehensive income	–	–	–
Total common equity	$ 245,693	$ 3,073	$ 248,766
Operating revenues	$ 464,577	$ 24,667	$ 489,244
Net Income	44,977	318	45,295
Earnings available for common shares	42,749	318	43,067
Average common shares outstanding-diluted	23,853	722	24,575
Diluted earnings per share	$ 1.79		$ 1.75
For the year ended December 31, 2000:			
Changes in common equity:			
Common shares, par value	$ 119,264	$ 3,607	$ 122,871
Premium on common shares	50	–	50
Unearned compensation	(226)	–	(226)
Retained earnings	140,511	285	140,796
Accumulated other comprehensive income	(220)	–	(220)
Total common equity	$ 259,379	$ 3,892	$ 263,271
Operating revenues	$ 559,445	$ 27,486	$ 586,931
Net Income	40,224	818	41,042
Earnings available for common shares	38,346	817	39,163
Average common shares outstanding-diluted	23,928	721	24,649
Diluted earnings per share	$ 1.61		$ 1.59
For the three months ended March 31, 2001 *(1)*:			
Operating revenues	$ 155,509	$ 4,145	$ 159,654
Net Income	11,471	529	12,000
Earnings available for common shares	.11,002	528	11,530
Average common shares outstanding-diluted	24,506	270	24,776
Diluted earnings per share	$ 0.45		$ 0.47
For the three months ended June 30, 2001 *(1)*:			
Operating revenues	$ 152,896	$ 4,436	$ 157,332
Net Income	8,775	382	9,157
Earnings available for common shares	8,305	383	8,688
Average common shares outstanding-diluted	24,529	270	24,799
Diluted earnings per share	$ 0.34		$ 0.35
For the six months ended June 30, 2001 *(1)*:			
Operating revenues	$ 308,405	$ 8,581	$ 316,986
Net Income	20,246	911	21,157
Earnings available for common shares	19,307	911	20,218
Average common shares outstanding-diluted	24,515	270	24,785
Diluted earnings per share	$ 0.79		$ 0.82

(1) St. George Steel Fabrication, Inc. only.

On September 4, 2001 the Company acquired the assets and operations of Interim Solutions and Sales, Inc. and Midwest Medical Diagnostics, Inc. of Minneapolis, Minnesota. These companies operate as a division of DMS Imaging, Inc. and provide mobile diagnostic imaging services on an interim basis for computed tomography and magnetic resonance imaging, fee-per-exam options and sales of previously owned imaging equipment. Revenues for 2000 were approximately $3.1 million. The acquisition was accounted for using the purchase method and the excess of the purchase price over the net assets acquired was $2.2 million.

On September 10, 2001 the Company acquired the assets and operations of Nuclear Imaging, Ltd., of Sioux Falls, South Dakota. Nuclear Imaging provides mobile nuclear medicine, positron emission tomography and bone densitometry services to more than 120 healthcare facilities in the Midwest. Nuclear Imaging is a subsidiary of DMS Imaging, Inc. Revenues for 2000 were approximately $6.9 million. The acquisition was accounted for using the purchase method and the excess of the purchase price over the net assets acquired was $4.8 million.

On November 1, 2001 the Company acquired the assets and operations of Titan Steel Corporation of Salt Lake City, Utah. Titan is a fabricator of steel products engaged in custom operations. Titan is an operating division of St. George Steel Fabrication, Inc. Revenues for 2000 were approximately $9 million. The acquisition was accounted for using the purchase method and the excess of the purchase price over the net assets acquired was immaterial.

The acquisitions of Interim Solutions and Sales, Inc., Midwest Medical Diagnostics, Inc., Nuclear Imaging, Ltd and Titan Steel Corporation were accounted for using the purchase method of accounting under SFAS 141. Under the transition provision of SFAS 142 no goodwill was amortized for these acquisitions during 2001. The pro forma effect of these acquisitions on 2000 and 1999 revenues, net income, or earnings per share was not significant.

On January 1, 2000 the Company acquired the assets and operations of Vinyltech Corporation (Vinyltech) located in Phoenix, Arizona. Vinyltech is a manufacturer of polyvinyl chloride (PVC) pipe and produces approximately 90 million pounds of pipe annually. Annual revenues for 1999 were approximately $41 million.

On June 1, 2000 the Company acquired the assets and operations of Portable X-Ray & EKG, Inc. (PXE) located in Minneapolis, Minnesota. PXE is a provider of mobile x-ray, EKG, ultrasound and echocardiogram services primarily to patients in long-term care facilities in the Minneapolis/St. Paul market. Its 1999 annual revenues were approximately $2.8 million.

These acquisitions were accounted for using the purchase method of accounting. The excess of the purchase price over the net assets acquired of approximately $24 million is being amortized over 15 years. The pro forma effect of these acquisitions on 1999 revenues, net income, or earnings per share was not significant.

On September 1, 1999 the Company acquired the flatbed trucking operations of E. W. Wylie Corporation (Wylie). The acquisition was accounted for using the purchase method of accounting. The excess of the purchase price over net assets acquired of approximately $8 million is being amortized over 15 years. Wylie is located in Fargo, North Dakota, and operates in 48 states and 6 Canadian provinces. The pro forma effect of the Wylie acquisition on 1999 revenues, net income, or earnings per share was not significant.

On October 1, 1999 the Company completed the sale of certain assets of the radio stations and video production company owned by KFGO, Inc. and the radio stations owned by Western Minnesota Broadcasting Company for $24.1 million. The gain after income tax was $8.1 million or $0.34 cents per share.

SEGMENT INFORMATION

The accounting policies of the segments are described under note 1—Summary of significant accounting policies.
The Company's business operations consist of five segments based on products and services. Electric includes the electric utility only and is based in Minnesota, North Dakota, and South Dakota. Plastics consists of businesses involved in the production of PVC pipe in the Upper Midwest and Southwest regions of the United States. Health services include businesses involved in the sale of diagnostic medical equipment, supplies and accessories. In addition these businesses also provide service maintenance, mobile diagnostic imaging, mobile PET and nuclear medicine imaging, portable x-ray imaging and rental of diagnostic medical imaging equipment to various medical institutions located in 32 states. Manufacturing operations consist of businesses involved in the production of wind towers, frame-straightening equipment and accessories for the auto body shop industry, custom plastic pallets, material and handling trays, and horticultural containers, fabrication of steel products, contract machining, and metal parts stamping and fabrication located in the Upper Midwest and Utah. Other business operations consist of businesses operating in electrical and telephone construction contracting, transportation, telecommunications, entertainment, and energy services and natural gas marketing as well as the portion of corporate administrative and general expenses that are not allocated to other segments. The electrical and telephone construction contracting companies and energy services and natural gas marketing business operate primarily in the Upper Midwest. The telecommunications companies operate in central and northeast Minnesota and the transportation company operates in 48 states and 6 Canadian provinces. The Company evaluates the performance of its business segments and allocates resources to them based on earnings contribution and return on total invested capital. Information for the business segments for 2001, 2000 and 1999 is presented in the following table.

(in thousands)	2001	2000	1999
Operating revenue			
Electric	$ 307,684	$ 262,280	$ 233,527
Plastics	63,216	82,667	31,504
Manufacturing	123,436	97,506	87,086
Health services	79,129	66,319	68,805
Other business operations	80,667	78,159	68,322
Total	$ 654,132	$ 586,931	$ 489,244
Operating income			
Electric	$ 57,150	$ 49,268	$ 47,234
Plastics	(1,391)	8,745	3,382
Manufacturing	12,175	6,945	5,297
Health services	6,862	5,729	4,936
Other business operations	2,688	3,561	7,364
Total	$ 77,484	$ 74,248	$ 68,213
Depreciation and amortization			
Electric	$ 24,272	$ 23,778	$ 23,366
Plastics	3,229	3,301	1,168
Manufacturing	5,139	3,930	3,627
Health services	3,517	2,981	4,244
Other business operations	5,943	6,572	4,454
Total	$ 42,100	$ 40,562	$ 36,859
Capital expenditures			
Electric	$ 34,992	$ 24,659	$ 21,095
Plastics	1,572	3,361	4,491
Manufacturing	10,516	8,688	4,019
Health services	3,282	2,871	993
Other business operations	3,234	6,694	4,647
Total	$ 53,596	$ 46,273	$ 35,245
Identifiable assets			
Electric	$ 523,948	$ 531,778	$ 524,012
Plastics	45,649	49,831	16,477
Manufacturing	67,033	59,130	43,908
Health services	50,560	32,909	29,542
Other business operations	95,351	64,060	80,402
Total	$ 782,541	$ 737,708	$ 694,341

No single external customer accounts for 10 percent or more of the Company's revenues. Substantially all sales and long-lived assets of the Company are within the United States.

3. RATE MATTERS AND ARBITRATION SETTLEMENT

In 2001 the Minnesota Legislature exempted certain generation machinery and attached equipment from the new state personal property tax levy. The law also required that any windfall tax savings resulting from this exemption be refunded to electric utility customers. As a result of this law, $238,000 in 2001 property tax savings will be refunded to retail electric customers in 2002.

On December 29, 2000, the NDPSC approved a performance-based ratemaking plan that links allowed earnings in North Dakota to seven defined performance standards in the areas of price, electric service reliability, customer satisfaction, and employee safety. The plan is in place for 2001 through 2005, unless suspended or terminated by the NDPSC or the Company. In 2001, the electric utility recorded an estimated $334,000 refund to North Dakota customers based on 2001 earnings and the performance relative to the defined standards of the performance-based ratemaking plan.

During the second quarter of 2000, the Minnesota, South Dakota and North Dakota utility regulatory agencies approved the accounting treatment of settlement proceeds related to the Knife River coal contract arbitration. The settlement proceeds of $3.2 million (including interest) had been recorded as a liability on the balance sheet since 1999 pending regulatory approval. The approval allowed the Company to recover arbitration costs of $1.0 million that had been previously expensed and to recognize as income $308,000 of fuel cost savings applicable to wholesale power pool sales. The remaining $1.9 million represents a reduction of fuel costs that were returned to the Company's electric retail customers through the cost of energy adjustment clause during 2000.

On October 6, 1999, the NDPSC approved a settlement agreement following an audit of the Company's electric operations in North Dakota. The effect of this settlement decreased 1999 earnings by approximately $441,000 after taxes or $0.02 per share. As part of the settlement agreement, the Company was required to refund to North Dakota customers during 2000 any 1999 regulated electric operations earnings from North Dakota over a 12.5 percent return on equity. The amount of the refund was insignificant.

4. COMMON SHARES

NEW ISSUANCES

Common stock issuances during 2001 included 721,436 unregistered shares to effect the pooling acquisitions, 74,480 shares issued as a result of stock options exercised, 3,041 shares issued as director compensations and 1,681 shares of restricted stock.

STOCK SPLIT

On March 15, 2000 the Company effected a two-for-one Common Stock split in the form of a 100 percent stock dividend by issuance of one additional $5.00 par value Common Share for each $5.00 par value Common Share outstanding on February 15, 2000. All common share and per share amounts have been adjusted for 2000 and 1999 to reflect the stock split.

STOCK INCENTIVE PLAN

Under the 1999 Stock Incentive Plan (Incentive Plan) a total of 2,600,000 common shares were authorized for granting of stock awards. The Incentive Plan provides for the grant of options, performance awards, restricted stock, stock appreciation rights and other types of stock grants or stock-based awards. The exercise price of the stock options is equal to the fair market value per share at the date of the grant. Options granted to outside directors are exercisable immediately, and all other options granted as of December 31, 2001 vest ratably over a four-year period. The options expire ten years after the date of the grant.

The Company accounts for the Incentive Plan under APB 25. Unearned compensation relating to the options granted in 1999 was $151,000 at December 31, 2001, and is included as a reduction of common equity. Had compensation costs for the stock options issued under the Incentive Plan been determined based on estimated fair value at the award dates, as prescribed by SFAS 123, the Company's net income for 1999 through 2001 would have decreased as presented in the table below. This may not be representative of the pro forma effects for future years if additional options are granted. Using the Black-Scholes option-pricing model, the Company's pro forma net income with related assumptions are as follows:

	2001	2000	1999
Net income			
As reported	$ 43,603	$ 41,042	$ 45,295
Pro forma	$ 42,770	$ 40,697	$ 45,132
Diluted earnings per share			
As reported	$ 1.68	$ 1.59	$ 1.75
Pro forma	$ 1.64	$ 1.58	$ 1.75
Risk free interest rate	5.5%	5.2%	5.2%
Expected lives	7 years	7 years	7 years
Expected volatility	24.9%	23.7%	19.3%
Dividend yield	4.0%	4.5%	5.0%

Presented below is a summary of the stock options activity for 2001, 2000, and 1999.

STOCK OPTION ACTIVITY

	2001		2000		1999	
	Options	Average exercise price	Options	Average exercise price	Options	Average exercise price
Outstanding, beginning of year	787,316	$ 19.55	442,900	$ 19.25	–	$ –
Granted	582,000	26.33	360,000	19.75	450,700	19.25
Exercised	74,936	19.44	750	19.19	–	–
Forfeited	29,338	22.17	14,834	19.30	7,800	19.19
Outstanding, year end	1,265,042	22.39	787,316	19.55	442,900	19.25
Exercisable, year end	257,269	$ 19.83	127,542	$ 19.25	–	$ –
Fair value of options granted during year	$ 5.88		$ 3.79		$ 2.79	

The following table summarizes information about options outstanding as of December 31, 2001:

	Options outstanding			Options exercisable	
Range of exercise prices	Outstanding as of 12/31/01	Weighted-average remaining contractual life	Weighted-average exercise price	Exercisable as of 12/31/01	Weighted-average exercise price
$17.84–$20.82	687,542	7.6	$ 19.46	238,769	$ 19.38
$20.83–$23.79	7,500	7.6	$ 21.75	2,500	$ 21.75
$23.80–$26.77	554,000	9.3	$ 26.25	16,000	$ 26.25
$26.78–$29.74	16,000	9.9	$ 29.34	–	–

In addition to the stock options granted, 1,681, 12,415 and 2,298 shares of restricted stock were granted during 2001, 2000 and 1999, respectively.

EMPLOYEE STOCK PURCHASE PLAN

The 1999 Employee Stock Purchase Plan (Purchase Plan) allows eligible employees to purchase the Company's common shares at 85 percent of the lower market price at either the beginning or the end of each six-month purchase period. A total of 400,000 common shares are available for purchase by employees under the Purchase Plan. During 2001 56,612 common shares and in 2000, 53,630 common shares were purchased from the open market.

DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

On August 30, 1996, the Company filed a shelf registration statement with the Securities and Exchange Commission for the issuance of up to 2,000,000 common shares pursuant to the Company's Automatic Dividend Reinvestment and Share Purchase Plan (the Plan), which permits shares purchased by shareholders or customers who participate in the Plan to be either new issue common shares or common shares purchased on the open market. Since June 1999, common shares needed for this Plan have been purchased from the open market instead of issuing new shares. Prior to this the Company had been issuing newly issued common shares: 89,238 shares were issued in 1999.

SHAREHOLDER RIGHTS PLAN

On January 27, 1997, the Company's Board of Directors declared a dividend of one preferred share purchase right (Right) for each outstanding common share held of record as of February 10, 1997. One Right was also issued with respect to each common share issued after February 10, 1997. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of newly created Series A Junior Participating Preferred Stock at a price of $70, subject to certain adjustment. The Rights are exercisable when, and are not transferable apart from the Company's common shares until, a person or group has acquired 15 percent or more, or commenced a tender or exchange offer for 15 percent or more, of the Company's common shares. If the specified percentage of the Company's common shares is acquired, each Right will entitle the holder (other than the acquiring person or group) to receive, on exercise, common shares of either the Company or the acquiring company having value equal to two times the exercise price of the Right. The Rights are redeemable by the Company's Board of Directors in certain circumstances and expire on January 27, 2007.

5. RETAINED EARNINGS RESTRICTION

The Company's Indenture of Mortgage and Articles of Incorporation, as amended, contain provisions that limit the amount of dividends that may be paid to common shareholders. Under the most restrictive of these provisions, retained earnings at December 31, 2001 were restricted by $9,238,000.

6. COMMITMENTS AND CONTINGENCIES

At December 31, 2001, the electric utility had commitments under contracts in connection with construction programs aggregating approximately $16,234,000. For capacity and energy requirements the electric utility has agreements extending through 2006, at annual costs of approximately $14,168,000 in 2002, $12,241,000 in 2003, $12,261,000 in 2004, $10,762,000 in 2005, and $10,028,000 in 2006.

The electric utility has contracts providing for the purchase and delivery of a significant portion of its current coal requirements. These contracts expire between 2002 and 2016. In total, the electric utility is committed to the minimum purchase of approximately $105,927,000 or to make payments in lieu thereof, under these contracts. The cost of energy adjustment process in the rate-making provision lessens the risk of loss from market price changes because it provides for recovery of most fuel costs.

The amounts of future operating lease payments are as follows:

(in thousands)	Electric utility	Diversified companies	Total
2002	$ 1,445	$ 14,978	$ 16,423
2003	1,440	11,091	12,531
2004	1,151	7,958	9,109
2005	944	6,213	7,157
2006	944	1,542	2,486
Later years	4,537	584	5,121
Total	$ 10,461	$ 42,366	$ 52,827

Rent expense was $20,242,000, $16,595,000, and $14,233,000, for 2001, 2000, and 1999, respectively.

The Company is occasionally a party to litigation arising in the normal course of business. The Company regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. The Company believes the effect on its consolidated results of operations and financial position, if any, for the disposition of all currently pending matters will not be material.

7. LONG-TERM OBLIGATIONS

LONG-TERM DEBT

All utility property, with certain minor exceptions, is subject to the lien of the Indenture of Mortgage of the Company securing its First Mortgage Bonds. The Company is required by the Indenture to make annual payments (exclusive of redemption premiums) for sinking fund purposes, except that the requirement with respect to certain series may be satisfied by the delivery of bonds of such series of equal principal amount. The Company issued First Mortgage Bonds of its pollution control series to secure payment of a like principal amount of revenue bonds that were issued by local governmental units to finance facilities leased or purchased and that the Company has capitalized. As a requirement of the issuance of the 6.63% Senior Notes, each of the subsidiaries of the Company has completed a guaranty agreement. Varistar's term notes and credit line borrowings are secured by a pledge of all of the common stock of the companies owned by Varistar. The aggregate amounts of maturities and sinking fund requirements on bonds outstanding and other long-term obligations at December 31, 2001, for each of the next five years are $28,946,000 for 2002, $7,378,000 for 2003, $6,851,000 for 2004, $6,122,000 for 2005, and $4,222,000 for 2006.

8. PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS

PENSION PLAN

The Company's noncontributory funded pension plan covers substantially all electric utility and corporate employees. The plan provides 100 percent vesting after 5 vesting years of service and for retirement compensation at age 65, with reduced compensation in cases of retirement prior to age 62. The Company reserves the right to discontinue the plan, but no change or discontinuance may affect the pensions theretofore vested. The Company's policy is to fund pension costs accrued. All past service costs have been provided for.

The pension plan has a trustee who is responsible for pension payments to retirees. Five investment managers are responsible for managing the plan's assets. In addition, an independent actuary performs the necessary actuarial valuations for the plan.

Net periodic pension cost/(income) for 2001, 2000, and 1999 includes the following components:

(in thousands)	2001	2000	1999
Service cost–benefit earned during the period	$ 2,544	$ 2,458	$ 3,080
Interest cost on projected benefit obligation	8,766	8,439	8,150
Expected return on assets	(14,610)	(13,662)	(12,159)
Amortization of transition asset	(235)	(235)	(235)
Amortization of prior-service cost	1,107	1,107	1,287
Amortization of net gain	(1,900)	(1,869)	(149)
Net periodic pension cost/(income)	$ (4,328)	$ (3,762)	$ (26)

The plan assets consist of common stock and bonds of public companies, U.S. Government Securities, cash, and cash equivalents.

The following tables provide a reconciliation of the changes in the plan's benefit obligations and fair value of assets over the two-year period ending December 31, 2001, and a statement of the funded status as of December 31 of both years:

(in thousands)	2001	2000
Reconciliation of benefit obligation:		
Obligation at January 1	$ 116,444	$ 114,445
Service cost	2,544	2,458
Interest cost	8,766	8,439
Actuarial loss (gain)	4,332	(1,502)
Benefit payments	(7,563)	(7,396)
Obligation at December 31	$ 124,523	$ 116,444
Reconciliation of fair value of plan assets:		
Fair value of plan assets at January 1	$ 153,649	$ 159,555
Actual return on plan assets	(7,292)	1,490
Benefit payments	(7,563)	(7,396)
Fair value of plan assets at December 31	$ 138,794	$ 153,649
Funded status:		
Over funded status at December 31	$ 14,271	$ 37,205
Unrecognized transition asset	(73)	(309)
Unrecognized prior-service cost	6,710	7,816
Unrecognized net actuarial gain	(13,831)	(41,964)
Net prepaid benefit cost recognized	$ 7,077	$ 2,748

The following table provides the amounts recognized in the Consolidated Balance Sheets as of December 31:

(in thousands)	2001	2000
Prepaid benefit cost	$ 7,077	$ 2,748

The assumptions used for actuarial valuations were:

	2001	2000
Discount rate	7.75%	7.75%
Rate of increase in future compensation level	4.25%	4.25%
Long-term rate of return on assets	9.50%	9.50%

EXECUTIVE SURVIVOR AND SUPPLEMENTAL RETIREMENT PLAN

The Company has an unfunded, nonqualified benefit plan for executive officers and certain key management employees. This plan provides defined benefit payments to these employees on their retirements for life or to their beneficiaries on their death for a 15-year postretirement period. Life insurance carried on the plan participants is payable to the Company on the employee's death. There are no plan assets in this nonqualified benefit plan due to the nature of the plan.

Net periodic pension cost for 2001, 2000, and 1999 includes the following components:

(in thousands)	2001	2000	1999
Service cost–benefit earned during the period	$ (76)	$ (136)	$ (99)
Interest cost on projected benefit obligation	956	798	569
Amortization of transition obligation	–	17	17
Amortization of prior service cost	191	191	106
Recognized net actuarial loss	117	1	47
Net periodic pension cost	$ 1,188	$ 871	$ 640
Early retirement and curtailment	–	711	–
Total	$ 1,188	$ 1,582	$ 640

The following tables provide a reconciliation of the changes in the plan's benefit obligations over the two-year period ending December 31, 2001 and a statement of the funded status as of December 31:

(in thousands)	2001	2000
Reconciliation of benefit obligation:		
Obligation at January 1	$ 12,713	$ 10,412
Service cost	(76)	(136)
Interest cost	956	798
Plan amendments	(939)	(359)
Actuarial loss	2,451	1,732
Early retirement	–	711
Benefit payments	(740)	(445)
Obligation at December 31	$ 14,365	$ 12,713
Funded status:		
Funded status at December 31	$ (14,365)	$ (12,713)
Unrecognized transition obligation	–	–
Unrecognized prior-service cost	1,104	2,234
Unrecognized net actuarial loss	5,124	2,789
Net amount recognized	$ (8,137)	$ (7,690)

The following table provides the amounts recognized in the Consolidated Balance Sheet as of December 31:

(in thousands)	2001	2000
Accrued benefit liability	$ (11,216)	$ (10,144)
Intangible asset	1,104	2,234
Accumulated other comprehensive expense	1,975	220
Net amount recognized	$ (8,137)	$ (7,690)

The assumptions used for actuarial valuations were:

(in thousands)	2001	2000
Discount rate	7.75%	7.75%
Rate of increase in future compensation level	4.50%	4.50%

POSTRETIREMENT BENEFITS

The Company provides a portion of health insurance and life insurance benefits for retired electric utility and corporate employees. Substantially all of the Company's electric utility and corporate employees may become eligible for health insurance benefits if they reach age 55 and have 10 years of service. On adoption of SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, in January 1993, the Company elected to recognize its transition obligation related to postretirement benefits earned of approximately $14,964,000 over a period of 20 years. There are no plan assets.

The net periodic postretirement benefit cost for 2001, 2000, and 1999 includes the following components:

(in thousands)	2001	2000	1999
Service cost–benefit earned during the period	$ 681	$ 688	$ 753
Interest cost on accumulated postretirement benefit obligation	1,768	1,701	1,432
Amortization of transition obligation	748	748	748
Amortization of prior service cost	111	111	111
Life insurance benefits	–	865	–
Amortization of net gain	(51)	–	–
Net periodic postretirement benefit cost	$ 3,257	$ 4,113	$ 3,044

The following tables provide a reconciliation of the changes in the plan's benefit obligations over the two-year period ending December 31, 2001 and a statement of the funded status as of December 31:

(in thousands)	2001	2000
Reconciliation of benefit obligation:		
Obligation at January 1	$ 24,606	$ 20,251
Service cost	681	688
Interest cost	1,768	1,701
Actuarial loss	3,077	2,396
Benefit payments	(2,264)	(1,937)
Life insurance benefits	–	865
Participant premium payments	682	642
Obligation at December 31	$ 28,550	$ 24,606
Funded status:		
Funded status at December 31	$ (28,550)	$ (24,606)
Unrecognized transition obligation	8,230	8,978
Unrecognized prior service cost	375	486
Unrecognized loss (gain)	1,304	(1,825)
Net amount recognized	$ (18,641)	$ (16,967)

The amounts recognized in the Consolidated Balance Sheets as of December 31:

(in thousands)	2001	2000
Accrued benefit liability	$ (18,641)	$ (16,967)

The assumed health-care cost-trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 2001 was 10.0 percent for 2002, decreasing linearly each successive year until it reaches 5.0 percent in 2007, after which it remains constant. The assumed discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 2001 and 2000, was 7.75 for both years.

Assumed health-care cost-trend rates have a significant effect on the amounts reported for health care plans. A one-percentage-point change in assumed health-care cost-trend rates for 2001 would have the following effects:

(in thousands)	1 percent increase	1 percent decrease
Effect on total of service and interest cost components	$ 402	$ (324)
Effect on the postretirement benefit obligation	$ 3,615	$ (3,011)

LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN

The Company has a leveraged employee stock ownership plan for the benefit of all its electric utility and corporate employees. Contributions made by the Company were $1,100,000 for 2001, $1,130,000 for 2000, and $1,110,000 for 1999.

9. COMPENSATING BALANCES AND SHORT-TERM BORROWINGS

The Company maintains formal bank lines of credit for its electric utility operations separate from lines of credit maintained by the diversified companies. The lines of credit make available to the Company bank loans for short-term financing and provide backup financing for commercial paper notes. At December 31, 2001, the Company maintained no compensating balances to support formal bank lines of credit. The Company's bank lines of credit totaled $42,000,000, none of which was used at December 31, 2001.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND SHORT-TERM INVESTMENTS

The carrying amount approximates fair value because of the short-term maturity of those instruments.

OTHER INVESTMENTS

The carrying amount approximates fair value. A portion of other investments is in financial instruments that have variable interest rates that reflect fair value. The remainder of other investments is accounted for by the equity method which, in the case of operating losses, results in a reduction of the carrying amount.

REDEEMABLE PREFERRED STOCK

The fair value is estimated based on the current rates available to the Company for the issuance of redeemable preferred stock.

LONG-TERM DEBT

The fair value of the Company's long-term debt is estimated based on the current rates available to the Company for the issuance of debt. About $17 million of the Company's long-term debt, which is subject to variable interest rates, approximates fair value.

(in thousands)	2001		2000	
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and short-term investments	$ 11,378	$ 11,378	$ 1,259	$ 1,259
Other investments	18,009	18,009	17,966	17,966
Redeemable preferred stock	–	–	(18,000)	(18,000)
Long-term debt	(227,360)	(255,785)	(195,128)	(202,942)

11. PROPERTY, PLANT, AND EQUIPMENT

(December 31, in thousands)	2001	2000
Electric plant:		
Production	$ 313,013	$ 310,956
Transmission	158,639	155,611
Distribution	258,774	251,753
General	80,044	77,037
Electric plant	810,470	795,357
Less accumulated depreciation and amortization	376,241	358,301
Electric plant net of accumulated depreciation	434,229	437,056
Construction work in progress	25,094	10,539
Net electric plant	$ 459,323	$ 447,595
Diversified operations plant	$ 145,712	$ 129,716
Less accumulated depreciation and amortization	65,622	58,118
Diversified plant net of accumulated depreciation	80,090	71,598
Construction work in progress	3,564	2,578
Net diversified operations plant	$ 83,654	$ 74,176
Net plant	$ 542,977	$ 521,771

12. INCOME TAXES

The total income tax expense differs from the amount computed by applying the federal income tax rate (35 percent in 2001, 2000 and 1999) to net income before total income tax expense for the following reasons:

(in thousands)	2001	2000	1999
Tax computed at federal statutory rate	$ 22,290	$ 20,789	$ 24,424
Increases (decreases) in tax from:			
State income taxes net of federal income tax benefit	2,564	2,279	2,652
Investment tax credit amortization	(1,176)	(1,183)	(1,185)
Differences reversing in excess of federal rates	(503)	(774)	(384)
Dividend received/paid deduction	(674)	(670)	(667)
Affordable housing tax credits	(1,418)	(1,414)	(1,393)
Permanent and other differences	(1,000)	(672)	1,042
Total income tax expense	$ 20,083	$ 18,355	$ 24,489
Overall effective federal and state income tax rate	31.5%	30.9%	35.1%
Income tax expense includes the following:			
Current federal income taxes	$ 21,110	$ 21,835	$ 25,875
Current state income taxes	3,107	4,162	5,099
Deferred federal income taxes	(2,247)	(4,717)	(3,431)
Deferred state income taxes	707	(328)	(476)
Affordable housing tax credits	(1,418)	(1,414)	(1,393)
Investment tax credit amortization	(1,176)	(1,183)	(1,185)
Total	$ 20,083	$ 18,355	$ 24,489

The Company's deferred tax assets and liabilities were composed of the following on December 31, 2001 and 2000:

(in thousands)	2001	2000
Deferred tax assets		
Amortization of tax credits	$ 9,098	$ 9,849
Vacation accrual	1,892	1,623
Unearned revenue	1,850	1,715
Operating reserves	13,552	12,537
Differences related to property	4,394	3,067
Transfer to regulatory liability	577	539
Other	2,025	1,642
Total deferred tax assets	$ 33,388	$ 30,972
Deferred tax liabilities		
Differences related to property	(104,764)	(105,539)
Excess tax over book pension	(2,812)	(1,113)
Transfer to regulatory asset	(5,053)	(5,510)
Other	(2,330)	(1,523)
Total deferred tax liabilities	$ (114,959)	$ (113,685)
Deferred income taxes	$ (81,571)	$ (82,713)

13. QUARTERLY INFORMATION (unaudited)

Because of changes in the number of common shares outstanding and the impact of diluted shares, the sum of the quarterly earnings per common share may not equal total earnings per common share.

THREE MONTHS ENDED	MARCH 31		JUNE 30		SEPTEMBER 30		DECEMBER 31	
(in thousands, except per-share data)	2001	2000	2001	2000	2001	2000	2001	2000
Operating revenues	$ 159,654	$ 140,227	$ 157,332	$ 141,436	$ 177,674	$ 149,999	$ 159,472	$ 155,269
Operating income	$ 22,438	$ 20,789	$ 15,720	$ 17,932	$ 20,310	$ 19,796	$ 19,016	$ 15,731
Net income	$ 12,000	$ 11,004	$ 9,157	$ 9,303	$ 11,077	$ 10,915	$ 11,369	$ 9,820
Earnings available for common shares	$ 11,530	$ 10,534	$ 8,688	$ 8,833	$ 10,607	$ 10,446	$ 10,785	$ 9,350
Basic earnings per share	$ .47	$ .43	$ .35	$ .36	$ .43	$ .43	$ .44	$ .38
Diluted earnings per share	$ .47	$ .43	$ .35	$ .36	$ .43	$ .42	$ .43	$ .38
Dividends paid per common share	$ .26	$ .255	$ .26	$ .255	$ .26	$ .255	$ .26	$ .255
Price range:								
High	$ 31.00	$ 21.31	$ 30.10	$ 27.50	$ 30.00	$ 23.88	$ 29.45	$ 29.00
Low	$ 23.00	$ 17.75	$ 24.12	$ 19.00	$ 26.75	$ 20.75	$ 27.50	$ 21.19
Average number of common shares outstanding–basic	24,577	24,571	24,586	24,571	24,606	24,571	24,633	24,573
Average number of common shares outstanding–diluted	24,776	24,575	24,799	24,642	24,881	24,645	24,912	24,725

2000 and 1999 restated to reflect the effects of two 2001 acquisitions accounted for under the pooling-of-interests method.
Calculations of 1999 ratios includes gain from sale of radio station assets as described in note 2.

OPERATING RATIOS

(in thousands)	2001	2000	1999	1998	1997	1996	1991
Operating revenues	$ 654,132	$ 586,931	$ 489,244	$ 433,152	$ 399,327	$ 370,933	$ 199,845
Operating expenses *(a)*	$ 576,648	$ 512,683	$ 421,031	$ 374,616	$ 336,113	$ 311,561	$ 147,645
Operating ratio	88.2	87.3	86.1	86.5	84.2	84.0	73.9

SELECTED COMMON SHARE DATA

(in thousands)	2001	2000	1999	1998	1997	1996	1991
Earnings available for common shares	$ 41,610	$ 39,163	$ 43,067	$ 32,162	$ 29,988	$ 28,266	$ 24,059
Average number of shares—diluted	24,832	24,649	24,575	23,596	23,277	23,007	22,392
Diluted earnings per share	$ 1.68	$ 1.59	$ 1.75	$ 1.36	$ 1.29	$ 1.23	$ 1.07
Common dividends	$ 25,256	$ 24,328	$ 23,554	$ 22,642	$ 21,496	$ 20,124	$ 17,911
Dividends paid per share	$ 1.04	$ 1.02	$ 0.99	$ 0.96	$ 0.93	$ 0.90	$ 0.80
Payout ratio	62%	64%	57%	71%	72%	73%	74%
Market price:							
High	$ 31.00	$ 29.00	$ 22.78	$ 21.38	$ 19.19	$ 19.31	$ 16.25
Low	$ 23.00	$ 17.75	$ 17.00	$ 15.06	$ 15.00	$ 15.88	$ 12.38
Common price/earnings ratio:							
High	18.5	18.2	13.0	15.7	14.9	15.7	15.1
Low	13.7	11.2	9.7	11.1	11.6	12.9	11.5
Book value per common share	$ 11.33	$ 10.71	$ 10.12	$ 9.47	$ 8.96	$ 8.50	$ 7.13

SELECTED DATA AND RATIOS

	2001	2000	1999	1998	1997	1996	1991
Net income (in thousands)	$ 43,603	$ 41,042	$ 45,295	$ 34,520	$ 32,346	$ 30,624	$ 26,096
Interest coverage before taxes	5.1x	4.6x	5.8x	4.1x	3.6x	3.7x	4.6x
Effective income tax rate (percent)	32	31	35	33	31	31	36
Capital ratios:							
Long-term debt and current maturities (percent)	46.5	41.4	40.2	41.5	44.8	46.7	44.4
Preferred stock (percent)	2.8	6.6	7.1	8.6	8.6	8.8	8.5
Common equity (percent)	50.7	52.0	52.7	49.9	46.6	44.5	47.1
	100.0	100.0	100.0	100.0	100.0	100.0	100.0

CAPITALIZATION

(in thousands)	2001	2000	1999	1998	1997	1996	1991
Long-term debt and current maturities	$ 256,306	$ 209,416	$ 189,433	$ 186,840	$ 202,297	$ 205,763	$ 150,029
Preferred stock	15,500	33,500	33,500	38,831	38,831	38,831	28,650
Common stock equity:							
Par	123,267	122,871	122,857	59,398	58,655	57,680	55,926
Premium	1,526	50	0	39,919	35,196	29,885	30,763
Unearned compensation expense	(151)	(226)	(301)	–	–	–	–
Retained earnings	154,666	140,576	126,210	125,759	116,305	108,483	72,752
Total common equity	$ 279,308	$ 263,271	$ 248,766	$ 225,076	$ 210,156	$ 196,048	$ 159,441
Total capitalization including current maturities	$ 551,114	$ 506,187	$ 471,699	$ 450,747	$ 451,284	$ 440,642	$ 338,120
Income before interest charges (includes AFC borrowed)	$ 59,972	$ 58,177	$ 60,601	$ 46,302	$ 50,952	$ 47,777	$ 38,333
Percent return on capitalization	10.9	11.5	12.8	10.3	11.3	10.8	11.3
Percent return on average common equity	15.5	15.4	18.4	15.0	14.9	14.9	15.4

TIMES INTEREST EARNED AND PREFERRED DIVIDEND COVERAGE

	2001	2000	1999	1998	1997	1996	1991
Before income taxes:							
Long-term debt interest *(b)*	5.2	4.8	6.0	4.3	4.0	3.9	4.6
After income taxes:							
Long-term debt interest *(c)*	3.9	3.6	4.3	3.3	3.1	3.0	3.3
Long-term debt interest and preferred dividends *(d)*	3.5	3.2	3.7	2.8	2.7	2.6	2.8
Preferred dividends *(e)*	21.9	21.9	20.3	13.0	13.7	13.0	12.8

(a) Excludes income taxes
(b) Income before interest charges + income taxes + bond interest
(c) Income before interest charges + bond interest
(d) Income before interest charges + bond interest and preferred dividends
(e) Net income + preferred dividends

DEPRECIATION RESERVE

(in thousands)	2001	2000	1999	1998	1997	1996	1991
Electric plant in service	$ 810,470	$ 795,357	$ 779,037	$ 770,887	$ 758,551	$ 742,065	$ 645,435
Depreciation reserve	$ 376,241	$ 358,301	$ 342,915	$ 332,315	$ 315,011	$ 301,380	$ 236,506
Reserve to electric plant (percent)	46.4	45.0	44.0	43.1	41.5	40.6	36.6
Composite depreciation rate (percent)	3.06	3.06	3.06	3.12	3.08	3.00	2.95

RATIO OF DEBT TO ELECTRIC PLANT

(in thousands)	2001	2000	1999	1998	1997	1996	1991
Electric plant:							
Gross *(a)*	$ 835,564	$ 805,896	$ 790,016	$ 781,382	$ 770,698	$ 753,536	$ 654,836
Net	$ 459,323	$ 447,595	$ 447,101	$ 449,067	$ 455,687	$ 452,155	$ 418,329
Debt *(b)*	$ 155,485	$ 152,617	$ 153,502	$ 154,384	$ 157,473	$ 137,995	$ 141,455
Ratio to electric plan–net (percent)	34	34	34	34	35	31	34

(a) Includes construction work in progress
(b) Includes sinking fund requirements and current maturities

PEAK DEMAND AND NET GENERATING CAPABILITY

	2001	2000	1999	1998	1997	1996	1991
Peak demand (kw)	630,262	642,826	628,259	635,174	635,529	635,320	554,898
Net generating capability (kw):							
Steam	557,400	559,093	561,006	556,851	555,026	546,909	533,555
Internal combustion turbines	89,085	90,344	91,071	90,634	91,208	91,123	88,025
Hydro	4,365	4,296	3,991	4,109	4,374	4,353	4,048
Total generating capability	650,850	653,733	656,068	651,594	650,608	642,385	625,628

ELECTRIC INVESTMENT

	2001	2000	1999	1998	1997	1996	1991
Electric utility plant–net *(a)* (in thousands)	$ 459,323	$ 447,595	$ 447,101	$ 449,067	$ 455,687	$ 452,155	$ 418,329
Total retail electric revenue (in thousands)	$ 199,101	$ 188,879	$ 181,733	$ 187,279	$ 185,577	$ 183,737	$ 164,681
Total retail electric customers	126,548	126,687	126,231	125,655	125,142	124,730	121,363
Investment per dollar revenue	$ 2.31	$ 2.37	$ 2.46	$ 2.40	$ 2.46	$ 2.46	$ 2.54
Investment per customer	$ 3,630	$ 3,533	$ 3,542	$ 3,574	$ 3,641	$ 3,625	$ 3,447

(a) Electric plant in service less accumulated provision for depreciation plus construction work in progress

OUTPUT KILOWATT-HOURS

(in thousands)	2001	2000	1999	1998	1997	1996	1991
Net generated	3,765,265	3,610,301	3,546,048	3,202,143	2,934,247	2,635,405	2,375,444
Purchased and net interchange	3,224,662	2,724,190	2,099,207	2,446,034	1,980,428	2,523,676	1,988,686
Total (a)	6,989,927	6,334,491	5,645,255	5,648,177	4,914,675	5,159,081	4,364,130

(a) Not including wheeled energy

JOHN MACFARLANE



Chief Executive Officer and Chairman of the Board of Directors (62-40)* ◦ native of Hallock, Minnesota ◦ bachelor of science, electrical engineering, University of North Dakota, 1961 ◦ Registered Professional Engineer, North Dakota and South Dakota ◦ Electrical Department Staff Engineer 1961 ◦ Assistant Division Engineer, Garrison, 1964 ◦ Division Engineer, Jamestown, 1964 ◦ Division Manager, Langdon, 1971 ◦ Vice President, Planning and Control, 1978 ◦ Executive Vice President 1981 ◦ President 1982 ◦ Chief Executive Officer 1983 ◦ Chairman of the Board of Directors 1991

JOHN D. ERICKSON



President (43-21) ◦ native of Moorhead, Minnesota ◦ bachelor of science, agricultural economics, North Dakota State University, 1980 ◦ Certified Public Accountant ◦ Analyst, Rate Department, 1980 ◦ Manager, Revenue Requirements, 1986 ◦ Director, Market Strategies and Regulation, 1989 ◦ Vice President, Finance, CFO, and Treasurer 1998 ◦ Executive Vice President 2000 ◦ current position 2001

LAURIS N. MOLBERT



Executive Vice President, Corporate Development, and Varistar President and Chief Operating Officer (44-7) ◦ BSBA, accounting, banking, and finance, University of North Dakota, 1980 ◦ juris doctor (with distinction), UND School of Law, 1983 ◦ Certified Public Accountant ◦ lawyer ◦ President and Chief Operating Officer, Varistar, 1995 ◦ Executive Vice President, Corporate Development, 2001

KEVIN G. MOUG



Chief Financial Officer and Treasurer (42-5) ◦ BSBA, accounting, University of North Dakota, 1981 ◦ Certified Public Accountant ◦ senior audit manager, Deloitte & Touche, 1981 ◦ chief financial officer, Advance Dental Management, 1993 ◦ Chief Financial Officer, Varistar, 1996 ◦ Current position 2001

GEORGE A. KOECK



Corporate Secretary and General Counsel (49-2) ◦ native of Austin, Minnesota ◦ United States Air Force, 1972-1973 ◦ bachelor of arts (with honors), history, University of Texas, 1975 ◦ master of arts, education, University of St. Thomas, 1977 ◦ juris doctor (with distinction), University of North Dakota, 1984 ◦ partner, Dorsey & Whitney, 1986 ◦ current position 1999

DOUGLAS L. KJELLERUP



Vice President, Chief Operating Officer, Energy Delivery (60-39) ◦ raised in Hankinson and Wahpeton, North Dakota ◦ bachelor of arts, economics, University of Minnesota, Morris, 1972 ◦ Morris Division Cashier 1962 ◦ Morris Division Accounting Assistant 1966 ◦ Accounting Department 1972 ◦ Auditing Department 1975 ◦ Personnel Department 1976 ◦ Manager, Control and Budget, 1978 ◦ Director, Strategic Planning and Productivity, 1985 ◦ Vice President, Planning and Development, 1991 ◦ Vice President, Marketing and Development, 1994 ◦ current position 1999

WARD L. UGGERUD



Vice President, Chief Operating Officer, Energy Supply (53-30) ◦ native of Drayton, North Dakota ◦ bachelor of science, electrical engineering, North Dakota State University, 1971 ◦ Electrical Department Engineer 1971 ◦ System Operations Department 1978 ◦ Vice President, Operations, 1989 ◦ current position 1999

**(Ages-years of service) are as of the 2002 Annual Meeting of Shareholders.*

THOMAS M. BROWN



(71-11) *Compensation Committee / Nominating Committee* ∘ Minneapolis, Minnesota ∘ retired partner, Dorsey & Whitney LLP (law firm)

DENNIS R. EMMEN



(68-18) *Audit Committee / Compensation Committee* ∘ Fergus Falls, Minnesota ∘ retired Senior Vice President, Finance, Treasurer, and Chief Financial Officer, Otter Tail Power Company

MAYNARD D. HELGAAS



(67-17) *Compensation Committee / Nominating Committee* ∘ Jamestown, North Dakota ∘ Owner and Chairman of the Board, Midwest Agri-Development Corp. (farm equipment and supplies)

ARVID R. LIEBE



(60-7) *Compensation Committee / Executive Committee* ∘ Milbank, South Dakota ∘ President, Liebe Drug, Inc. (retail business) ∘ Owner, Liebe Farms, Inc.

KENNETH L. NELSON



(60-12) *Audit Committee* ∘ Perham, Minnesota ∘ President and Chief Executive Officer, Barrel O' Fun, Inc., and Kenny's Candy, Inc., and Owner, Nelson Confections (snack foods manufacturers) ∘ President and Chief Executive Officer, Tuffy's Pet Foods, Inc.

NATHAN I. PARTAIN



(45-9) *Audit Committee / Executive Committee / Nominating Committee* ∘ Chicago, Illinois ∘ President, Chief Executive Officer, and Chief Investment Officer, Duff & Phelps Utilities Income Inc. (closed-end utility income fund)

GARY J. SPIES



(60-1) *Audit Committee / Nominating Committee* ∘ Fergus Falls, Minnesota ∘ Chairman and President, Service Food, Inc., and Spies, Inc. (supermarkets) ∘ Partner, Fergus Falls Development Company and Midwest Regional Development Company, LLC (land and housing development)

ROBERT N. SPOLUM



(71-11) *Audit Committee / Executive Committee* ∘ Fargo, North Dakota ∘ retired Chairman, President, and Chief Executive Officer, Melroe Company (industrial equipment manufacturer) ∘ Principal, Robert N. Spolum & Associates (business consultants)

OTTER TAIL CORPORATION STOCK LISTING

Otter Tail Corporation common stock trades on The Nasdaq Stock Market. The daily closing price is printed in *The Wall Street Journal*, Minneapolis *Star Tribune*, Fargo *Forum*, and other major daily newspapers. Our ticker symbol is OTTR. You also can find our daily stock price on our web site www.ottertail.com. It contains easy-to-use investor information, including pop-up stock quotes, financial press releases, and a list of the analysts who cover our stock.

DIVIDENDS

Shareowners have come to value Otter Tail Corporation's ability to increase earnings and dividends. We've paid dividends on our common shares each quarter since 1938 without interruption or reduction; we've increased them annually for the past 27 years. 2001 dividends were $1.04 per share. The indicated annual rate for 2002 is $1.06.

The 2001 yield was 3.7 percent. The payout ratio was 62 percent in 2001. Total return has compounded at an annual rate of more than 12.1 percent during the past ten years.

DIVIDEND REINVESTMENT

The corporation's Dividend Reinvestment and Share Purchase Plan provides shareholders of record with a convenient method for purchasing shares of Otter Tail Corporation common stock. About 66 percent of eligible shareowners holding about 34 percent of our eligible common shares are enrolled. Through this plan, participants may have their dividends automatically reinvested in additional shares without paying any brokerage commissions or service charges. Shareholders may contribute a minimum of $10 and a maximum of $5,000 per month to purchase additional shares, and they may sell up to 25 shares a month.

In addition, this plan allows retail electric customers to buy stock directly from Otter Tail Corporation. Having become shareholders, they may participate in the dividend reinvestment feature of the plan.

ELECTRONIC DIVIDEND DEPOSIT

Shareholders, including institutional holders, can arrange for direct electronic deposit of their dividends to their checking or savings accounts. Electronic deposit is safe, reliable, and convenient. For authorization materials contact Shareholder Services.

MULTIPLE ACCOUNTS

Some shareholders prefer to keep their holdings in more than one account, and they are welcome to do so. However, some multiple accounts are unintentional. For example, multiple accounts will occur if one stock purchase is made with the middle initial and a subsequent purchase is made without the middle initial. Contact us for information on how to merge accounts.

PROTECTING STOCK CERTIFICATES

Safeguarding stock certificates is important. Because replacing missing certificates is a costly, time-consuming process, we suggest that you keep a separate record of the certificate number, purchase date, date of issue, price paid, and exact registration name. If you're enrolled in the Dividend Reinvestment and Share Purchase Plan, you have the option of depositing your common certificates into your plan account. Contact Shareholder Services for further information.

TRANSFER AGENTS

Common and preferred:
Shareholder Services
Otter Tail Corporation
P.O. Box 496
Fergus Falls, MN 56538-0496
Phone: 800-664-1259 or
218-739-8479

Common only:
Shareowner Services
Wells Fargo Bank Minnesota, N.A.
P.O. Box 64854
St. Paul, MN 55164-0854
Phone: 800-468-9716 or
651-450-4064

EX-DIVIDEND	RECORD	PAYMENT
Feb. 13	Feb. 15	P Mar. 1
		C Mar. 9
May 13	May 15	P June 1
		C June 10
Aug. 13	Aug. 15	P Aug. 31
		C Sept. 10
Nov. 13	Nov. 15	P Nov. 30
		C Dec. 10

CASH INVESTMENT AND SELL DATES FOR DIVIDEND REINVESTMENT

Jan. 2	Feb. 1	Mar. 1
April 1	May 1	June 3
July 1	Aug. 1	Sept. 3
Oct. 1	Nov. 1	Dec. 2

Nasdaq . . . . *OTTR*

Fitch Ratings . . . . *AA*

Moody's Investor Service *Aa3*

Standard & Poor's . . . . *A+*

Year-end stock price *$29.14*

Year-end price/earnings ratio *17.3*

Year-end market-to-book ratio *2.6*

Annual dividend yield *3.7*

Shares outstanding . . . . *24.7 million*

Market capitalization (as of December 31, 2001) . . *$718 million*

2001 average monthly trading volume *22,493*

Institutional holdings (shares as of January 2002) . . . *5.1 million*

BOOK VALUE
Total common equity.

CAPITALIZATION
Total of all capital sources, including long-term debt and current maturities, preferred stock, and common stock equity. Otter Tail Corporation's ratios among these sources are consistent with industry standards.

DIVIDEND PAYOUT RATIO
Dividends paid per share as a percentage of earnings per share. Otter Tail Corporation paid 62 percent of its earnings in dividends in 2001. The remainder was reinvested in the business. *(See retained earnings.)*

EARNINGS PER SHARE
Earnings available to common stockholders divided by the average number of shares outstanding during the measurement period. Basic earnings per share values include only the number of common shares outstanding during the period. Diluted earning per share values include the effect of both common shares outstanding and stock options.

ECONOMIC PROFIT
Income from continuing operations, after taxes and excluding interest, in excess of a computed capital charge for average operating capital employed.

ECONOMIC VALUE ADDED
Growth in economic profit.

EX-DIVIDEND DATE
First day stock trades without the dividend.

MARKET-TO-BOOK RATIO
Comparison of the value of a company on the open market to its value on its balance sheet. Otter Tail Corporation's market-to-book ratio at year end 2001 was 2.6:1.

RECORD DATE
Date on which a corporation closes its register of securities holders to determine the recipients of the announced dividend. *(See ex-dividend date.)*

REGULATED BUSINESS
Business, such as an electric or gas utility, whose operations and prices are regulated by a government agency, such as:

- Federal Energy Regulatory Commission (FERC)–Agency within the Department of Energy that regulates prices and conditions of service for transmitting electricity among states.
- Public Utilities Commission (PUC) or Public Service Commission (PSC)–State agencies that regulate prices and conditions of service for distributing electricity.

RETAINED EARNINGS
Net accumulated earnings that a business has not distributed to shareholders. In 2001 Otter Tail Corporation retained 38 percent of its earnings.

RETURN ON TOTAL INVESTED CAPITAL
Income from continuing operations–before changes in accounting principles, adding back interest expense–divided by average total capital.

TOTAL SHAREHOLDER RETURN
Stock price growth plus the annual dividend divided by the initial stock purchase price.

OTTER TAIL CORPORATION

215 SOUTH CASCADE STREET • FERGUS FALLS, MN 56537

2002 ANNUAL MEETING OF SHAREHOLDERS

Monday, April 8, 2002
10 A.M., CST
Bigwood Event Center
921 Western Avenue
Fergus Falls, Minnesota

Coffee will be available at 9:15, and lunch will follow the meeting. No reservation is necessary.

GETTING INFORMATION

If you have questions about any aspect of share ownership, contact:

Shareholder Services
Otter Tail Corporation
P.O. Box 496
Fergus Falls, MN 56538-0496

Email: sharesvc@ottertail.com
Internet: www.ottertail.com
Fax: 218-998-3165
Phone: 800-664-1259 or 218-739-8479